4/10

07028940

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Best Available Copy

REGISTRANT'S NAME Socotherm Americas S.A.

*CURRENT ADDRESS Ruta 9, Km. 52.3

1625 Escobar, Buenos Aires

Argentina

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 07 2008

THOMSON FINANCIAL

BEST AVAILABLE COPY

FILE NO. 82- 35145 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/2/08

082-35745

RECEIVED

2007 DEC 10 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TRADUCCION PUBLICA. ---

TRANSLATION.---

(Page 1):--

12-31-06 AR/S

MINUTES OF THE BOARD OF DIRECTORS MEETING No. 188. In the Capital City of Buenos Aires, at 05.00 PM of the ninth day of the month of March of the year two thousand and seven, the Directors of the Company Socotherm Americas S.A: Carlos M. Morla, Alberto Moramarco, Zulema Santamarina and Juan A. Boari, together with Mr. Alejandro Mosquera representing the Supervisory Commission held a duly convened meeting in the main office located at 25 de mayo 565, piso 4o. The meeting is presided over by Mr. Carlos Marcelino Morla, who, after confirming there is enough quorum declares the meeting open, and informs that the purpose of the meeting is to deal with the following agenda: **a) Approval of the accounting documents prescribed in section 234 1st. subsection of Act 19.550 and pertinent rules; Call for the Ordinary General Meeting to analyse the documents before mentioned together with those items related to the annual general meeting.** --------------------

Next the <u>first item</u> of the agenda is discussed: **a) Approval of the accounting documents stated in section 234 1st.subsection of Act 19.550 and pertinent rules.** Mr. Juan A Boari takes the floor and declares that the purpose of the present item from the agenda is to comply with the contents of sections 62 to 67 and 234 1st.subsection of Act 19.550 related to the Company financial statements corresponding to the fiscal year ending December 31st., 2006 and the comparative figures thereof for similar period of the previous fiscal year, duly audited and supporting statement, for which he submits to the consideration of the Directors present in this meeting the Balance Sheet, income statements , equity and cash flow progress ,and the supplementary information contained in notes 1 to 14 therein and annexes A,B,C,E,F, G and H, together with the Corporation consolidated balance sheet and its holding companies, and the income and consolidated cash flow statements with the supplementary information contained in notes 1 to 7 thereof and annexes A,B,C,E,F, and H, all pertaining to fiscal year beginning January 1st., 2006 and ending December 31st., 2006, all of which have been submitted comparatively with the information arising from the individual and consolidated balance sheets and supplementary information up to December 31st.2005; furthermore he submits to consideration of the members present all information required by Section 68 of the "Reglamento de la Bolsa de Comercio de Buenos Aires" (Buenos Aires Stock Exchange Regulations), the Information Report required by the "Bolsa de Comercio de Buenos Aires" (Buenos Aires Stock Exchange) and the "Comisión Nacional de Valores (CNV)" (Argentina's Securities Commission), all this documents having been submitted to the attendants with duly anticipation, together with the external auditor report and the report issued by the Supervisory Commission, all of which the Board of Directors takes due note of. ------

(Page 2):--

After a brief debate, the Board unanimously approves the financial statements (basic and consolidated) of the Company corresponding to the fiscal year ending December 31st., 2006 before mentioned, together with the Annual Report, Information Report and the information required by section 68 from the Buenos Aires Stock Exchange Regulations, which are transcribed as follows: --

----------------------------SOCOTHERM AMERICAS S.A.-------------

----------------------------**ANNUAL REPORT**--------------------

TO THE FINANCIAL STATEMENTS ENDING DECEMBER 31ST. 2006.---

Table of Contents. --

LENA COUTO
A PUBLICA INGLES
U. B. A.
To X - Fo 182
INSCRIPCION 2771
To VIII - Fo 278

To our Stockholders, Customers and Staff:-----------------------------

We want to share with you all this management year of our firm Socotherm Americas and describe in this Annual Report all the main challenges we have faced throughout the period, the way in which we have developed our business and also tell you about our future goals and strategies.-----------

Even being completely aware of the fact that there was a reduction in the net result of the company during the year 2006, we still can emphasize that we are satisfied with the firm development.--------------------------------

We are sure the year 2006 shall be an inflection point in our history. Our insertion in the capitals market through the Initial Public Offer, aimed at financing new investment projects has let us take firm steps towards the development of an ambitious plan of international expansion of our business, thus positioning Socotherm Americas in a very solid situation among the leader firms in the energetic sector.-----------------------------

(Page 4):---

Summarizing, we are persuaded that the year 2006 represents the starting point of a new stage and we are sure that we have already achieved the proper conditions for success.--

THE BOARD OF DIRECTORS --

Carlos M. Moria ---

Vice-President (in charge of the Chairmanship).---------------------------

Buenos Aires, March 9th., 2007.---

Acknowledgement---

The Board of Directors welcomes and acknowledges the new Stockholders, who have trust SOCOTHERM AMERICAS and, will undoubtedly grant a new impulse to the Company development. --------------------------------

This Board furthermore thanks the transparent and growing loyalty of our customers towards the company's products; the support of local and foreign suppliers and also the official and private financial entities. ------

We also give a special mention to the Company staff, which dedication, intelligence, qualification and coordination made it possible to obtain the results and achievements during the recently closed fiscal year. ---------

Stockholders---

The capital stock of the Company is at present composed as described below: --

(Page 5):---


Socotherm Services
4,12% (3,5 mill acc)
Market
17,65%
(15,0 m
Socotherm SPA
78,23%

SOCOTHERM AMERICAS profile ---------------------------------

Introduction --

SOCOTHERM AMERICAS is a company specializing in the application of anticorrosive coatings, thermal isolations and reinforced concrete on steel. Its technology provides a wide range of solutions to different economic activities such as the oil and gas transportation, the conduction of industrial fluids, the fluid transportation in the mining industry, potable water distribution pipelines, etc. ---

SOCOTHERM AMERICAS is a company with 16 years of experience in the application of anticorrosive agents and thermal isolations in steel pipelines used for transportation of fluids, not only onshore but offshore as well, thus having introduced anticorrosive protection systems based in the extrusion of polyolefin in Latin America. ----------------------------------

SOCOTHERM AMERICAS has taken part in substantially all the projects related to gas pipelines and oil pipelines in the region during the last 10 years and has exported its products and services to all oil markets worldwide, having participated in more than 4000 projects and worked for more than 500 customers.---

At present, SOCOTHERM AMERICAS is a leader firm in the Latin America market dedicated to the application of coating, operating from Argentina, Brazil and Venezuela. ---

Furthermore, SOCOTHERM AMERICAS is a leader firm in the application of thermal isolations for underwater fittings in projects devoted to the exploitation of hydrocarbons in deep waters, supplying its products from the plants located at Argentina, Brazil, Angola and Nigeria to the most important offshore projects that are nowadays being developed in the sedimentary basins of the North Sea, Brazil and the West African coasts.

(Page 6):---

In view of the interesting investment potentials nowadays projected in the deep waters of the Mexican Gulf and the ambitious projects of development of offshore oil fields projected to be operated in the next years, SOCOTHERM AMERICAS is now undergoing a process of installation of a new offshore operations base near the city of Houston, in the United States of America. ---

From said plants, which are foreseen to be operated in the second quarter of the year 2007, it is projected to provide the North American market with anticorrosive systems and thermal isolations for pipelines to be installed in deep waters. --

Also new operations bases of similar characteristics are planned to be installed in Venezuela, in an offshore operations area the state oil company PDVSA is developing to have an integral centre of offshore services which will support the important projects of exploitation of hydrocarbon resources existing in the Venezuela Caribbean. ---------------------------------------

SOCOTHERM AMERICAS and the Socotherm Group--------------

SOCOTHERM AMERICAS, a company pertaining to the Socotherm Group is responsible to carry forward all operations of the group in the American and African continents, and the businesses related thereof worldwide.--

Furthermore, it participates in the development and execution of projects in different regions, assisting Socotherm SpA in starting tasks and operations of new plants dedicated to coatings for huge projects.--------------------

In relation to underwater projects devoted to the exploitation of oil and gas in deep waters, SOCOTHERM AMERICAS has encouraged the development of new technologies for the application of coatings and has developed businesses in projects in which the leader world oil companies participate. --

Nowadays SOCOTHERM AMERICAS has a great prestige, as a result of its technological developments and its ability to solve difficulties, being prominent among other firms of the same sector in the international field. -----

Through the permanent technological innovation in its products, SOCOTHERM AMERICANS and its controlling company Socotherm SpA are considered as technologic referentials al international level in the application of coatings on steel pipelines, market in which the Socotherm Group has obtained the second place in the world ranking (in terms of market participation). ---

Corporate Structure ---

(Page 7):--


SOCOTHERM AMERICAS
Argentina
SOCOTHERM USA
SOCO-VEN
SOCOTHERM ARGENTINA
SOCOBRAS
SOCOTHERM WEST AFRICA
Malta
SOCOTHERM ANGOLA
Angola
SOCOTHERM LABARGE
ATLANTIDA SOCOTHERM
SOCOTHERM BRASIL
SOCOTHERM WEST AFRICA
Nigeria

Corporate Governance ---

For many years SOCOTHERM AMERICAS has followed a consistent policy devoted to highlight and improve its corporate governance, which is ruled by the argentine legislation now in force (specially Act No. 19.550 and the amendments thereof, and Decree 677/01 of Public Offer Transparence), together with the rules of the Argentine Securities Commission and the Buenos Aires Stock Exchange, and also by its Bylaws. The Company operates with two different types of shares: Class A and Class B, of the same par value but with different quantity of votes. Class A shares grant their holders the right to five votes per share; and the Class B shares grant the right to one vote per share at the Company Stockholders Meetings (excepting those cases expressly stated by the law). ------------

Notwithstanding the fact that all Stockholders Meetings may be specially called by the Company Board of Directors, the General Stockholders Meeting in which the annual financial statements are approved and authorities are appointed should be held before April 30th., of each year. ---

Board of Directors ---

Socotherm Americas acknowledges the legal and ethical liabilities of its stockholders. As such, The Company Board of Directors adheres to the best practices of the corporate governance, particularly when such practices are related with the independent acts of the directors. -----------------------

Our President and the other members of the Board of Directors supervise the Company's operations. They are liable for the design and implementation of businesses strategies, and also for the identification of the opportunities that, according to their criteria shall derive in a sustainable growth and profitability for the Company. --------------------

(Page 8):--

The Bylaws state that the Board of Directors should be composed by a minimum of five and a maximum of seven regular Directors, who shall hold office for a period of one year and are subject to reconfirmation. ---

At present the Company Board of Directors is composed by seven regular members, two of which are independent directors. -----------------------

The Board of Directors is in charge of the Company's management and must hold as many meetings as the company's running of business may require, with a minimum of a meeting every three months.----------------

The Board of Directors may hold a session with the attendance of the majority of its members They may either be present at the meeting or communicated among themselves through any simultaneous way of sound, images and words transmission, and decide issues by majority of votes present at the meeting or communicated through the systems mentioned.

Supervisory Commission ---

The Company has a Supervisory Commission composed by three regular syndics and three alternate syndics holding office for one period, subject to reconfirmation.---

The Supervisory Commission opens the session with the presence of the absolute majority of its members and decides by majority of votes present.

The duties and liabilities of the Supervisory Commission are described as follows:--

* To supervise the company's management, for which purpose it must examine the books and documents when so required, but not less than every three months;--

* To attend the Board of Directors meetings;------------------------------

* To submit to the Meeting a written report on the economic and financial situation of the company, providing expert opinion about the annual report, inventory, balance sheet and income statements;--------------------------

* To verify compliance to law, bylaws, the corporate governance rules and the decisions arising from the meetings;------------------------------------

* To call for a meeting when necessary and in the event the Board of Directors fails to call for the meeting in due time; ------------------------

* To analyze the interest conflicts situations among the Company and its holding companies, and among the Company and the members of the Board of Directors or stockholders. --

The Supervisory Commission basically controls legitimacy; it does not pronounce itself about the convenience or merits of the decisions adopted by the directors. ---

(Page 9):--

Audit Committee ---

The Audit Committee of the Company is composed by three regular directors, two of them being independent directors pursuant to the rules stated by the CNV (Argentina's Securities Commission), and by two alternate directors, one of them being independent director.---------------

The Audit Committee is empowered to perform the following actions: --

* To issue a report in respect to the Board of Directors proposals about the appointment of external auditors of the Company and the control of its independent capacity. --

* To oversee the proper fulfilment of the internal accounting control systems of the firm and all the financial information or of any other important issues thereof to be submitted before the CNV (Argentina's Securities Commission) and before the self-regulatory organizations in compliance with the information regime now in force; -------------------

*To supervise the fulfilment of the information policies about the risk management of the Company; ---

* To give opinion in respect of operations among parties which might cause interest conflicts; ---

* To give opinion about the reasonability of the fees proposals and about the acts performed by directors and managers of the Company; ----------

* To give expert opinion about the fulfilment of the legal requirements and about the reasonability of the conditions in which shares are issued ------ or securities are converted into shares, in the event of equity increase with exclusion or limitation of the preemptive rights; --------------------------

* To supervise full compliance with the conduct rules applicable; --------

Auditors --

The Company's financial statements are audited by independent auditors, appointed by the Company's Stockholders Meeting. Auditors Deloitte & Co SRL have been appointed for the fiscal year ending December 31st., 2006.--

Conduct Code --

This Company has adopted a Conduct Code to promote integrity standards in the managers and staff conduct of the same, in their relationship with customers and third parties. In this way the Company seeks to strengthen the general outline and policies to be followed. ----------------------------

(Page 10): --

SOCOTHERM AMERICAS and its competitive advantages---------

The solid characteristics of the firm SOCOTHERM AMERICAS are directly related to its wide experience in the field of coatings application, obtained through its participation in huge infrastructure projects in gas and oil transportation, together with the high level of its technological development of its plants, the excellence in the qualification and experience of its staff, the competitivity in costs of its industrial plants and the strong commercial relationships with customers worldwide. ----------------------

The joint work of Socotherm with Tenaris SA ("Tenaris), one of the most important producers of seamless pipes in the world and a relevant agent in the welded tubing market enable SOCOTHERM AMERICAS to participate in projects related to the exploitation of oil and gas in the most active regions of the planet in which these firms operate. -----------------

SOCOTHERM AMERICAS today-------------------------------------

SOCOTHERM AMERICAS is a leader firm in the regional market of coatings and takes part in the most important coating projects all around the world. Due to its high level of technology and ability to generate new solutions, SOCOTHERM AMERICAS, together with Socotherm is nowadays being considered as the coating company having the most advanced technology in the world and serves as technological reference for the most important engineering firms and offshore oil production companies in all the planet.--

SOCOTHERM AMERICAS has recently entered into important agreements and it foresees a solid consolidation in the international markets through its participation in new projects, for this reason it has recently opened a new Marine Base in Ponta Do Ubú, Brazil and has decided to take control of coating operations in Angola and Nigeria, and besides it is planning to build new plants in Mexico, United States and Venezuela.---

The following diagrams show the evolution of the net worth situation of SOCOTHERM AMERICAS during the last 3 years:----------------------

(Page 11): --

Net Result

[$/000]


32,021
7,932
7,827
2003
2004
2005
2006

EBITDA

[$/000]


24.1%
11.1%
2003
2004
2005
2006

Operating Results

[$/000]


66,445
13,176
17,414
2003
2004
2005
2006

Net Sales

[$/000]


347,834
2003
2004
2005
2006

Socotherm Americas and its insertion in the capital market in 2006

Throughout the year 2006 the firm has achieved a satisfactory improvement in all relevant aspects, according to the level of activities developed. --

We are persuaded that during this year we have already focused all our organization resources to the new expansion context. In spite of the delay in the implementation of important projects, which caused a noticeable decrease in the levels of activity, the company showed a strong financial position during the year that must be emphasized, thus complying with all the compromises undertaken. --

For this reason the levels of activity of the company did not cover the expectations during the year 2006 in relation to coating activities due to the delay in the launching of important Infrastructure Projects of Gas in Argentina and Brazil, such as the expansions in transportation systems of the operating firms TGN and TGS (Loops) and the expansion project of the southeast-northeast network (GASENE). It is estimated that these projects are to be executed during the fiscal year beginning 2007. -----------------

Nevertheless, important projects for the oil deep water market have been developed. --

(Page 12): --

Some of these are Greater Plutonio of the British Petroleum firm (with destiny to Angola), and PDET from Petrobras firm (with destiny to Bahia de Campos in Brazil) in our plant located at Brazil and the project Deimos of the Shell firm (with destiny to the Gulf of Mexico, in the United States, in the plant located at Escobar (Argentina). -------------------------------

The levels of activity corresponding to the company's natural run of business were kept according to expectations.------------------------------

Undoubtedly, the most relevant fact of this fiscal year was the public offering of 15,000,000 New Shares (being this the first genuine public offering of shares in the country in the last six years), equivalent to 17,65% of the company's capital stock and for which the firm has received $ 105 millions in cash (net of expenses and charges). This amount shall be allocated, together with the lines of credit available, to finance new investment projects related with the main activity of the firm. ------------

Furthermore it is important to mention the fact that the profits obtained during the fiscal year ending December 31st, 2006 amount to $7.8 millions, which represents a fall of $ 24.2 millions in respect to the fiscal year ending December 2005 as a result of a fall in the operating profit which has been partially compensated for being less taxable for Income Tax.-------------

Levels of activity achieved by the company in 2006-------------------

Coating of welded pipelines ---

Sales have been increased in the last quarter of the year more firmly in respect to previous quarter due to the starting out by some Infrastructure projects for the gas market in our plants located at Valentín Alsina (Argentina) and Pindamonhangaba (Brazil), such as TGS and Pluspetrol and for the offshore market the project Moho Bilondo also in Pindamonhangaba. Furthermore there was an increase in the demand of coated pipelines in Venezuela on the part of PDVSA for important projects such as Barbacoa-Margarita. ---

Coating of seamless pipelines ---

Demand remained stable in reference to coating of seamless pipelines and accessories for our plants in Escobar and Campana by virtue of the important levels of activity nowadays showed by the argentine oil market and the demand of seamless pipelines in different oil regions of the world.

Information report on Results ---------------------------------------

Sales income amounted \$ 347.8 millions by December 31st., 2006 compared with \$ 337.9 by December 31st., 2005. The gas market, as far as coatings are concerned registered an important decrease due to the delay in the starting up of the expansion of transportation systems of TGN and TGS in Argentina and GASENE in Brazil. This fall has been partially compensated by the performance of 3 important projects for the oil deep waters market Grater Plutonio and PDET in Brazil and Deimos in Argentina.---

(Page 13): ---

The production costs amount to \$ 307,6 millions by December 31st.,2006 compared with \$ 248,8 millios by December 31st., 2005, which result in an increase of \$ 58.8 millions. ---

This increase is due to the incorporation of the Ubu Plant with a net impact in the costs of Brazil operation in the amount of \$48.0 millions, additionally the Nigeria operation was included with an increment in this line of \$ 12.0 millions. ---

We can mention the following as principal reasons for the shrinkage in the Operating Results: --

1. In our plant located at Ponta do Ubú (Brazil), this was generated by additional rent and increase in the unitary rental cost of Logistics

equipment showing an impact of $ 7.5 millions, labor extra costs derived by agreements with regional workers unions after the closing of coating agreements with our customers with an impact of $ 9.0 millions. ---------

2. In addition, the low activity developed in our plants located at Pindamonhangaba and Valentín Alsina, due to a delay in the starting up of works for the gas market before mentioned had a major influence in the fixed and semi-fixed costs, with the pertinent decrease in the operating result of $10.0 millions.--

3. An increment of $ 6.0 millions in the Amortizations and Depreciations item as a result of the investments level in Research and Development.--

4. The commercialization expenses amounted to $4,7 millions by December 31st., 2006, compared with $ 2,4 millions by December 31st., 2005.---

5. The management expenses amounted to $· 20,2 millions by December 31st., 2006 and $ 20,2 millions by December 31st., 2005. ------------------

As an additional data, we should mention the fact that the operations held in Western Africa included in the last quarter of the fiscal year contributed a Sales Income of $ 13.8 millions and an EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)of $ 1.97 millions, approximately. --

The financial results increased $ 1,5 millions, growing from $3,7 millions by December 31st., 2005 to $ 5,2 millions by December 31st.,2006.-------

Said increase was originated by the interest accrual for the non-current evidenced debt with Socotherm SpA.--

The Income Tax had an important decrease of $ 22.4 millions, falling from $ 22.9 millions by December 31st., 2005 to $0,5 millions by December 31st., 2006. --

(Page 14): --

Eq uity Information Report---

As far as equity is concerned, it is important to underline the inclusion of Socotherm West Africa (51%), $ 52,990.000 and Socotherm Angola (49%) $ 10,598,000 to the Non-current Assets and the availability originated by the money income from public offering of $ 105,657,645 (net value) in the Current Assets, and in the Net Worth a stock issue of $ 15,000,000 took place, together with the pertinent paid-in surplus of $ 88,285,529. As a consequence of the incorporation of assets of the new firms in Western Africa the Current Liabilities were increased by the legal debt in favour of Socotherm SpA of $ 63,588.000 due to the fact that the money draft was denied by the BCRA (Central Bank of the Argentine Republic) in a sole payment for the total cancellation of the assumed liabilities due to the purchase of the firms in Angola and Nigeria. ------------------------------

Environmental Policy---

SOCOTHERM AMERICAS has recently put in force an Occupational Health and Safety Assessment Management system pursuant to OHSAS 180001-1999 Standards (Occupational Health and Safety Assessment Series), designed by the BSI (British Standards Institute), to be certified during the year 2007. ---

This is a management regulatory system of the organizations in the following aspects:--

* Compliance with the rules now in force in respect to the conditions of the plants to avoid the causes of possible risks;---------------------------------

* Total elimination of labor risks in the organization activities. -----------

The aim of this standard is to ensure total protection of the health and life of the employees and the rest of the staff involved through the fitting of the plants on the basis of: design, pertinent maintenance, continuous processes and improvement tasks. ---

In this respect, the principles derived from this standard have been applied to the operations and activities described below:----------------------------

1. The purchase of products, controlling security cards, requiring the correct labelling of chemical products, stating requisites for the personal protection equipment, etc. --

2. Purchase of work equipment: stating safety requirements for machinery, operation manuals, etc. In respect of the services and subcontracts: communicating the proceedings and relevant requirements to suppliers and subcontractors, this means: inter-firm coordination. ------------------------

3. The design of processes, installations, machinery operating proceedings and organization of work, including the adaptation thereof to the human abilities, which avoids or diminishes risks from the beginning.------------

(Page 15): ---

4. The development of effective and updated plans and proceedings to face potential accidents and emergency situations. -------------------------------

In addition, SOCOTHERM AMERICAS has an Environmental Management system pursuant to ISO 14001-2004 standards, to be certified in a short term. This system is aimed at ruling the organization management in all the items related with the compliance with the legislation now in force as the care and preservation of environmental conditions. --

The purpose of this system is to guarantee the safety of the emissions and spills by means of an adequate condition of the plants and the activities developed therein. All this is carried forward through a project of efficient maintenance and the definition of the processes to be developed by the persons involved and the need that these projects be improved. -----------

The actions in respect to the commitment with environment imply to fulfil the legal rules now in force in the subject. Furthermore, these actions are aimed at monitoring the most relevant environmental variables in the Industrial Operational Units. Some of them are detailed below: -----------

* water utilisation, effluents generation and spill quality;------------------
* generation of vapour and fuel management;------------------------------
* storage of cleaning chemical products, and own formulation of chemicals within the holding companies; ---
* emission of gases to the atmosphere; -------------------------------------
* electrical power supply and consumption; --------------------------------
* optimization of operations in effluent treatment plants;------------------
* segregation of solid and semi-solid wastes, and their final disposition;-
* evolution of drainage costs; ---

The plans for the fiscal year 2007 are directed to give priority to the compliance with the standards now in force, to avoid events that might produce environmental pollution problems, and also to optimize the use and consumption of all the resources available; all this in a framework of annual planning, within the global strategy of the Company. -------------

Summarizing, it is possible to assert that all the different sectors of our company have concentrate efforts to prepare the company to fit within the new context in which operations are being developed. ---------------------

We are persuaded we have achieved said goal and that we are highly qualified to continue facing new and major challenges.--------------------

(Page 16): --

Human Resources Policy---

During the year 2006, and with the aim of maximizing the safety conditions for the staff, the Company continued with the implementation of a labor managing safety system following the outlines of a well known international consulting firm. The level of improvement and the proceedings stated have been audited by representatives of the international organization mentioned thus guaranteeing processes with the aim of eliminating personal and equity risks during the production process. -----

The staff training continued being a permanent interest of the company to provide the employees with tools that may improve their personal growth. The areas in which the training activities have mainly been focused are the following: ---

* Programs of technical Update;---

* Programs about Environment Safety and Care ---------------------------

* Programs focused on the Administration and Management of Projects and Businesses, specially designed for managers.--------------------------

To strengthen the task already approached years ago, campaigns have been directed to the diffusion and knowledge of the pertinent measures to promote a prevention conscience, and a way towards better health conditions to all our staff.---

Macroeconomic analysis of Argentina ---------------------------------

Main Indicators---

The Monthly Estimate of the Economic Activity closed 2006 with an accumulated increase of 8,1% with 48 consecutive months of interannual growth. Prospects for 2007 foresee a sustainable dynamics, due to the statistical 3% carried forward from the year 2006 and the favourable internal and external conditions existing.------------------------------------

The consumer index prices showed a 1,1% monthly increase in January (compared with 1,3% of the previous year). In the case of the index of internal wholesale prices, this showed 0,3% in the month of January (compared with last year 1,4%). ---

The total fiscal surplus corresponding to the period 2006 (deducting the external debt interests payment) reached $ 14,000 millions, and the primary amounted $23,164 millions (3.5% of PBI) (Gross Domestic Product). ---

As regards taxation aspects, the year 2007 started satisfactorily, the tax revenue gave as a result 30% increase in respect of prior January 2006. (Page 17): --

The M2 Monetary Aggregate corresponding to January was $450 millions under the level of the prior month, and on the other side there was a 49.2% increase in fixed term deposits in interannual terms. -----------------------

Credits granted to the private sector continue growing, being the pledge and personal loans of great importance. ------------------------------------

The registered private sector keeps an interesting purchasing power. Nevertheless, the non registered sector has showed the major growing rate (20,6%), followed by the registered sector (19,4%) and the corresponding to the public sector (16.3%). --

In respect to the beginning of the year 2002, the argentine economy showed an accumulated growth of 39.7%, reaching the rate of 48% over March 2002 and 16,5% over the prior historical growth peak in 1998.-----------

The expansion of the argentine economy reached 8,5% in 2006, being mainly due to the improvement in the construction sector, the industry and the private consumption levels. --


ECONOMIC ACTIVITY LEVEL
1997 -2006
15%
5%
-5%
Monthly var. (left)
EMAE right
16,3%
48%
140
125
110
95
80
1993=100
Base index
Jan -98
nov-98
sep-99
jul-00
may-01
mar-02
Jan -03
nov-03
sep-04
jul-05
may-06
Dec -06
Source: CEU-UIA based on INDEC

In respect to the year 2007, the favourable prospects of consumers and businessmen foresee an annual sustainable growth which would be around 8%.---

The evolution of the retailer inflation has been supported by the services yield (+1.5%), meanwhile goods have increased 0.9%. The category having more influence on the prices raise in the month was that belonging to non-regulated goods and services (81%), followed by the seasonal ones (20%). Those included within the "prices agreement" contributed to the retailer inflation produced in the month of January. ------------------------------

(Page 18): --

Items	Jan -03	Jan -04	Jan -05	Jan -06	Jan -07
Food and Beverages	37.4%	29.7%	14.9%	21.7%	58.2%
Clothing	-8.9%	-40.9%	-6.8%	-9.5%	-12.7%
Housing	12.8%	2.5%	19.1%	7.6%	7.3%
House Equipment and Maintenance	2.8%	4.8%	4.8%	3.0%	4.5%
Health	11.2%	11.3%	14.2%	14.3%	11.8%
Transport	12.8%	3.8%	10.6%	12.5%	9.1%
Recreation	32.1%	84.3%	33.6%	49.1%	14.5%
Education	0.5%	0.1%	-0.2%	0.3%	0.9%
Goods and Services	-0.7%	4.4%	9.8%	1.1%	6.4%
	100%	100%	100%	100%	100%

In addition, in wholesale prices the month variation of 0,3% is explained by the soft movements not only in primary goods (-0.9 %) but in manufactured goods (0.7%) and electric power (0%). Imported products, on the other side, presented an increase of 0.4%. The expectations of the month of February would indicate a retailer inflation level equivalent to the half level of the month of January, which is considered reasonable due to the fact that the month of January is substantially affected by seasonal factors.--------

MONTHLY GROWTH RATE OF WHOLESALE AND RETAIL PRICES


January 2006:
Consumer prices +1,3%
Wholesale Prices +1.4%
January 2007:
Consumer Prices 1%
Wholesale Prices 0,3%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
-1.5%
IPIM
IPC
2 per. media móvil (IPIM)
Feb-05
Mar-05
May-05
Jun-05
Jul-05
Sep-05
Nov-05
Feb-06
Mar-06
May-06
Jun-06
Sep-06
Oct-06
Nov-06
Dic-06

Source: CEU-UIA based on INDEC

The total income in the year 2006 amounted to $183,000 millions, overcoming 28% the amount corresponding to prior 2005. Its growth rate was 28.1%, and there was a primary expense rate of 29.7%. Making an interannual comparison it is appreciated that the situation of the National Public Sector Accounts have improved; during the year 2005 the current income have raised 20.2%, compared with a growth of 22.1% in the current expenses (the values of total income and primary expenses arose to 36,1% and 40,6% respectively).---

The year 2007 began with a sustainable taxation behaviour, the taxes collection increased 30% in respect to January 2006, and taking the year 2005 we can note that the tax collection grew 23% in average. The present economic situation with an improvement in the formal salary has positively influenced this aspect with more strength than in prior years.-------------

(Page 19): ---

For the year 2007, the M2 monetary aggregate corresponding to the month of January amounted to $450 millions under the level achieved in December 2006, thus forecasting the easy fulfilment of monetary goals for the first quarter. During the month of January Banks have reduced the holding of circulating currency in 1%. M3 and the widest aggregate (M3*) showed a positive variation in January (2.4% the first and 2.3% the second), as a consequence of the private sector investments.---------------

The loans to the private sector continued their expansion in January, at a monthly growth rate of 1.1% (36% in respect of January 2006). The behaviour of the consumer loans is mainly a consequence of the personal loans (3,1%) and to the credit cards operations (+3.4%). Pledge loans increased 3.3% and the monthly variation of mortgages arose to 2.4%. --

The International Reserves grew US$ 1,700 millions during the month of January, as a result of the BCRA (Central Bank of the Argentine Republic) operations. The Central Bank placed the new NOBAC (Long term securities) at a 3 years term with coupons adjustable by BADLAR rate, which would allow diversification of the securities offering and would extend the average term of the Bank indebtedness ($8,000) millions in January). The success in the placement of this type of instruments would lead to the formation of a medium and long term interest rate.------------

The dollar price in the month of January amounted $3.09. Consequently, the type of nominal exchange and the level of activity have been sustained within the existing economical international context, and yet helped by the nominal depreciations that took place during said month. -----------------

EVOLUTION OF THE ACTUAL EXCHANGE RATE


Base Dic2001=100
TCR Multilateral
TCR Brasil
100
130
160
190
220
250
280
310
Dec.-01
Jun-02
Dec.-02
Jun-03
Dec 03
Jun-04
Dec.-04
Jun-05
Dec.-05
Jun-06
Dec.-06

Source: Based on BCRA data

The estimate salaries index stated by the INDEC grew in December almost 1.03%, compared with prior December 2001, thus giving as a result a raise of 88.6%.---

(Page 20): ---

SALARIES PER SECTOR


2001-2006
Priv. Reg.
Priv. No Reg.
Public
CPI
+126%
Dec. base index 01=100

CEU-UIA based on INDEC

All these increments and the raise in employment rates lead to a wages increment of 32.5% during 2006. The present private consumption levels explain an important part of the expansion produced in the level of the activity, and this situation is being sustained by the wages increase and by the credit expansion. Finally, the good performance of the labour variables explains the increase in the participation of wages in the product, which would be rounding 42%.--

Description of SOCOTHERM AMERICAS business ------------------

Introduction --

SOCOTHERM AMERICAS is a global supplier of steel pipes coatings which are mainly applied to projects of gas and oil transportation and distribution, participation in the anticorrosive coatings market (internal and external), thermal isolations and reinforced concrete. Moreover, SOCOTHERM AMERICAS provides technical support to its customers in the field where they are performing their projects.--------------------------

The production capacity and technological level of its plants make SOCOTHERM AMERICAS to be positioned as the coatings firm with major Latin American market participation, highly recognized in the international market and considered as the major world developer of high technological solutions for offshore installations in the coating field.-----

SOCOTHERM AMERICAS, as part of the Italian group Socotherm is in charge of the development and management of business in the American area and has recently undertaken the management of businesses in the western coast of Africa. Furthermore, it produces and exports coatings to more that 40 countries.---

Its plants are strategically located, being this aspect an essential element which has led to its quick growth and solid competitive position within the markets it supplies. --

(Page 21): --

The plants located at Valentín Alsina and Campana form part of the steel tubes production plants belonging to the firm Tenaris (SIAT and Siderca, respectively). --

The plant located at Escobar has one of the most important structures and advanced technologies for the application of coatings in the world. Furthermore, through its subsidiaries Socotherm Brazil (Brazil) and Atlantida Socotherm (Venezuela), SOCOTHERM AMERICAS meets the supplies needs of the regional market and participated actively in other markets as exporting firm of steel tubes produced by the firms Tenaris Confab, V& M do Brasil S.A (member of the Group V & M) and japanese tubing producers (Nipon Steel Trading Co., Ltd, Kawasaki Steel Inc, Sumitomo Metal Industries Ltd and Nippon Kohan Kabushiki-gaisha (NKK)). --

SOCOTHERM AMERICAS owns mobile plants for the application of reinforced concrete coating, which strengthens its competitive advantages and allows the company to take part in different projects in many areas of the region.--

In addition, it is important to state that in the high performance coatings segment for offshore projects, SOCOTHERM AMERICAS participates actively and directly in projects located at the main sedimentary basins such as those located at the west of Africa, the Gulf of Mexico , the North

Sea and Brazil, being direct supplier to principal oil operators and engineering companies all over the world. ---------------------------------

The strategy of the company is mainly based in the use of polypropylene application technologies through a system known as Multipass® , thus obtaining a relevant participation in this specific type of business. --------

In the last decade, SOCOTHERM AMERICAS has successfully enlarged its business through a series of investments and strategic alliances with other firms. ---

The production capacity of its plants let this company broadly satisfy all regional needs and the export needs of its steel tubes producing customers.

Operation scope---

SOCOTHERM AMERICAS is in charge of the development and management of investment projects and businesses in the American area of the Socotherm Group and has undertaken control of the operations performed in Angola and Nigeria. ---

In addition, SOCOTHERM AMERICAS supports the activities carried forward by Socotherm in the development and execution of projects of relevant strategy independent from its geographical location. -------------

Business strategy ---

(Page 22): ---

SOCOTHERM AMERICAS business strategy, in parallel with the aims and strategies seek by the Socotherm Group is focused in the consistent expansion of operations and businesses in the international context, to keep being pioneer in the coating market for deep waters through a permanent search of new solutions, new materials and new technologies of coating applications and in this way continue consolidating its recognized position in the application of high quality coatings in the oil and gas industry and other sectors of the industry worldwide.-------------------------------------

Said strategic outlines are based in the following items: -------------------

* the permanent modernization of the manufacturing units and incorporation of new technologies.---

* the strengthening of the relationship among SOCOTHERM AMERICAS with its customers and with Tenaris; ---

* the coordinate management of the regional operations to offer the customers the best alternatives in commercial and technological aspects, thus maximizing the flexibility and operative synergies;-------------------

* the incorporation of new products and services of aggregate value so as to offer the customers really integral solutions, costs savings and improvements in the management of their projects, -----------------------

* the joint development with their customers of products specially adapted to their specific needs; and ---

* the permanent seek of new opportunities, new businesses and new investment projects of strategic importance for SOCOTHERM AMERICAS. --

At present, and as part of its internationalization process, SOCOTHERM AMERICAS is focused in entering into agreements/and or international biddings closely related with huge energetic projects of hydrocarbons resources exploitation. ---

Lines of business---

At present, SOCOTHERM AMERICAS develops three lines of business,

1.Thermal isolations for deep waters. ------------------------------------

SOCOTHERM AMERICAS has developed high technologies for the application of different systems of thermal isolation for offshore fittings. By virtue of this it produces this type of coatings for the application in steel tubing to be installed in oil production fields at great depth. --------------

(Page 23): ---

The products commercialized by SOCOTHERM AMERICAS are produced on the basis of the use of polymers compounded by polypropylene and/or polyurethane, adapting the use of each element to the technical characteristics of each project. -----------------------------------

In general, these coating systems can be commercialized either through supplies contracts entered into directly with the final users (the oil operating firms, engineering companies, transport companies, companies dedicated to the gas and construction firms, etc) or through the wholesale of tubes and coatings by tubes manufacturers.------------------------------

2. Reinforced concrete---

SOCOTHERM AMERICAS applies this type of coatings on steel pipelines to be installed in underwater lines with the purpose of neutralizing the floatability of the same and avoid collapse. --------------------------------

For this purpose the firm uses mobile facilities in areas from which those pipes are dispatched for launching, to avoid the high transport costs incidence due to the high coating weight. -----------------------------------

In general this line of business implies the entering into of important agreements and the use of different resources to carry forward this type of undertakings. These agreements are generally entered into with those firms in charge of the pipeline layout (laying contractors), due to the fact that the technical specification of the products is a result of the engineering studies carried forward by these firms. ---

3. Anticorrosive coatings---

Broadly speaking, all types of pipelines used in oil and gas layouts require some kind of anticorrosive coating. These products mainly protect the steel tubing from internal or external corrosion.---------------------------------

Normally these products are commercialized by the pipeline steel supplier in medium and small projects. In large projects it is possible to include the assembly of new industrial layouts in specific locations. -----------------

Services: ---

SOCOTHERM AMERICAS is firmly persuaded that it offers its customers aggregate value services so as to allow them cost and efficiency savings in their operations and concentrate in their main activities.------------------

These services turn SOCOTHERM different from their competitors, strengthening its relationship with customers all over the world and are related to: ---

(Page 24): --

* the application of coating of welded joints in field;---------------------
* steel tubes welding for the provision of double length tubes; -----------
* the coating of accessories and steel components; ------------------------
* real scale tests of coated pipelines ("fatigue", "reeling", "shearing", "U-value", among others); ---
* coatings repair and pipelines inspection; --------------------------------

* mounting supervision; --

* services of anode installations --

* internal cleaning of steel tubing.---

Industrial Plants---

Argentina ---

SOCOTHERM AMERICAS has three modern industrial plants located at Valentín Alsina, Escobar and Campana (Province of Buenos Aires). -----

All the industrial plants are equipped with technology of lateral extrusion for the application of polyolefins (polyetylene and polypropylene) and systems of electrostatic application of external epoxy powder coatings.--

Valentin Alsina Plant---

This plant is located within the manufacturing parcel of Tenaris SIAT. It has a nominal production capacity of annual 1900 km of pipelines and operates coating pipes of up to forty-eight inches (48'') diameter. This plant specialized mainly in the application of anticorrosive coatings for huge gas pipelines, and has participated in the protection of all projects developed in Argentina since it was founded up to present times. ---------

Escobar Plant---

Six high quality production lines are located in this plant, together with one of the most important research, development and pipelines real scale testing centres in the world. --

(Page 25): ---

The parcel has a surface of approximately fifteen hectares, in which there is a line of external coatings applications and thermal isolations for offshore projects with a processing extrusion capacity of thirteen thousand (13,000) tons per year of polyolefins in all kind of external coatings.---------------

Moreover, this plant has two lines of internal coating with capacity to coat more that mil kilometres (1,000 km) of pipelines per year. One of these operates under licence of firm Tuboscope and is specialized in the application of high performance internal coatings for oil production of up to sixteen inches (16'' or 0.4m) diameter. The other line has capacity to coat tubes of up to thirty-six inches (36'' or 0,9m). -----------------------

The fourth line of operation of this parcel is dedicated to the thermal isolation of gas and oil transportation pipelines through the process of polyurethane injection and has a capacity of more that three hundred fifty kilometres (350 km) of pipelines per annum. ------------------------------

In the plant located at Escobar, SOCOTHERM AMERICAS produces reinforced concrete coatings in a line of mobile characteristics which may process six hundred and fifty kilometres (650) of pipelines of up to twenty inches (20" or 500 mm) per annum and the possibility of being moved to port locations or pipelines dispatching centres in great magnitude projects, so as to optimize the logistic of this type of underwater works.-----------

Recently a new shot peening pipeline operation line has been inaugurated to meet the new requirements of the offshore engineering projects. This line covers a treatment capacity of one thousand six hundred kilometres (1200 km) pipelines a year.---

Campana plant ---

This plant is located within the Tenaris Siderca Industrial parcel and is equipped with high technology devices, with a great production capacity to the application of thermal isolations and external anticorrosive coatings, thus meeting the needs of the Tenaris Siderca plant not only in the local market but in the export activities as well. ---------------------------------

The plant has an extrusion capacity of 800 kilometers of ducts per annum, in tubes of up to 20 inches diameter which, together with its close location to the port, to the steel tubing production plant Tenaris Siderca and to the availability of a plant which operates with double joints tubes welding (tubes of 24 m), turn this plant as unique in its characteristics in all the world. These factors give this plant a unique and priviledged condition among other coating producers in different worldwide locations. --------

(Page 26): --

Location of the Plant	**Type of Coating**	**Diameter Range**	**Maximum pipe length**	**Production capacity**
Valentín Alsina **External Coating Plant**	• **Extruded Polyolefins** • **Powder Epoxy** • **Polypropylene Thermal Isolations**	**4" a 48"**	**14,50 m**	**15.000 m²/day**
Valentín Alsina **External Coating Plant**	• **Gas Flor Conditioners** • **Liquid Paints**	**14" a 48"**	**14,50 m**	**450 tubes/day**
Escobar External Coating Plant	• **Extruded Polyolefins** • **Powder Epoxy** • **Prolypolylene Thermal Isolations**	**2" a 20"**	**14,50 m**	**7.500 m²/day**
Escobar Internal Coating Plant	• **Internal Coatings** • **Tuboscope**	**2" a 16"**	**14,50 m**	**200 tubes/day**
Escobar Internal Coating Plant 2	• **Liquid Paints** • **Powder Paints**	**1" a 36"**	**14,50 m**	**200 tubes/day**
Escobar Thermal Isolations Plant	• **Expanded Polyurethane** • **Syntactic**	**1" a 24"**	**13,00 m**	**80 a 200 tubes/day**

	Polyurethane			
Escobar Concrete coating mobile plant	• **Reinforced Concrete**	**4" a 48"**	**15,00 m**	**150 a 340 tubes/day**
Campana External Coating Plant	• **Extruded Polyolefins** • **Powder Epoxy** • **Polypropylene Thermal Isolations**	**2" a 20"**	**24,00 m**	**7.500 m²/day**

Brazil---

SOCOTHERM AMERICAS has two industrial parcels in Brazil (through Socotherm Brazil). One of them is located at Pindamonhangaba (San Pablo) and is equipped with four lines of external anticorrosive applications and thermal isolations for offshore ducts, internal anticorrosives, thermal isolations for onshore ducts and reinforced concrete coating. -------------

The other industrial parcel is located at Anchieta (Estado de Espiritu Santo), near the Ponta do Ubú deep water port and is equipped with the facilities necessary for the application of anticorrosive coatings and thermal isolations for offshore projects. --

(Page 27): ---

In addition, these plants are equipped with a plant for the automatic and semi-automatic welding of steel tubes for the manufacture of double joints and quad joints pipelines.

Location of the Plant	Type of Coating	Size Range	Maximum length of tubes	Production Capacity
SOCOTHERM Brazil **External Coating Plant**	• **Extruded Polyolefins** • **Powder Epoxy** • **Polypropylene Thermal Isolations**	**4" a 48"**	**14,50 m**	**15.000 m²/day**

SOCOTHERM Brazil **Internal Coating Plant**	• **Liquid Paints**	**14" a 48"**	**14,50 m**	**450 tubes/day**
SOCOTHERM Brazil **Multipass Thermal Coating Plant**	• **Expanded Plyurethane** • **Syntactic Polyurethane**	**1" a 24"**	**13,00 m**	**80 a 200 tubes/day**
SOCOTHERM Brazil PINDAMONHANGABA **Concrete Coating Plant (Mobile Plant)**	• **Reinforced Concrete**	**4" a 36"**	**15,00 m**	**120 a 250 tubes/day**
SOCOTHERM Brazil **PONTA do UBU - ES**	• **Reinforced Concrete VA** • **Polypropylene Termal Isolations**	**4" a 48"** **2" a 20"**	**15,00 m** **24,00 m**	**150 a 340 tubes/day** **7.500 m²/day**
SOCOTHERM Brazil(1) CONFAB **External Coating Plant**	• **Extruded Polyolefins** • **Powder Epoxi** • **Thermal Polypropylene Isolations**	**4" a 48"**	**14,50 m**	**11.000 m²/day**
SOCOTHERM Brazil (1) CONFAB **Internal Coating Plant**	• **Liquid Paints**	**14" a 48"**	**14,50 m**	**350 tubes/day**

(1) This plant is operated by Tenaris Confab under licence granted by SOCOTHERM AMERICAS.---

Venezuela --

SOCOTHERM AMERICAS, through the "Sociedad Atlántida – SOCOTHERM" operates a plant for the application of anticorrosive coatings located in the City of Anaco (Estado de Anzoátegui), the main activity of which is the application of coatings for huge ducts for oil and gas transportation within the Venezuela territory.-------------------------

(Page 28): --

Location of the Plant	Type of Coating	Size Range	Maximum Length of Tubes	Production Capacity
Atlántida Socotherm **External Coating plant**	• **Extruded Polyolefins** • **Powder Epoxy** • **Polypropylene Thermal Isolations**	**2" a 48"**	**14,50 m**	**13.000 m²/day**

Angola ---

SOCOTHERM AMERICAS has recently inaugurated a new plant for the application of coatings at the Luanda port. This plant has "Marine Base" features and has special devices for the application of anticorrosive coatings and thermal isolations for offshore projects. --------------------

Next, this plant shall be equipped with installations for the application of reinforced concrete for underwater ducts for gas and oil transportation.--

Location of the Plant	Type of Coating	Size Range	Maximum lenth of Tubes	Production Capacity
SOCOTHERM Angola **LUANDA Port**	• **Extruded Polyolefins** • **Powder Epoxy**	**4" a 48"**	**14,50 m**	**15.000 m²/day**
	• **Reinforced Concrete**	**4" a 36"**	**15,00 m**	**120 a 250 tubes/day**
	• **Polypropylene Thermal Isolations**	**4" a 20"**	**24,00 m**	**7.500 m²/day**

Nigeria ---

This plant , located at the port of Onne, was inaugurated by Socotherm in the year 2002 and recently transferred to SOCOTHERM AMERICAS as part of the SOCOTHERM Group`strategy to consolidate the management of the operations in the South Atlantic. ----------------------------------

This plant has "Marine Base" characteristics and is prepared for the application of anticorrosive coatings, thermal isolations and a plant equipped for the application of reinforced concrete for underwater ducts for gas and oil transportation. --

(Page 29): --

Location of the Plant	Type of Coating	Size Range	Maximum length of Tubes	Production capacity
SOCOTHERM Nigeria **ONNE Port**	• **Extruded Polyolefins** • **Powder Epoxy**	**4" a 48"**	**14,50 m**	**15.000 m²/day**
	• **Reinforced Concrete**	**4" a 36"**	**15,00 m**	**120 a 250 tubes/day**
	• **Polypropylene Thermal isolations**	**4" a 20"**	**24,00 m**	**7.500 m²/day**

Research and Development--

The rapid growth and inclusion of SOCOTHERM AMERICAS in the different markets dedicated to the coating activity from its origins was the result of the accurate introduction of new and high level technologies which exceeded the quality of the already existing systems. --------------

SOCOTHERM AMERICAS is aware of this situation and the constant need to maintain its leadership in the development of new materials, designs and methods to apply coatings which may advantageously replace those known up to the present.--

With this purpose, during the past three years the firm invested U$S 3.7 millions in equipment to install the most complete analysis and tests laboratory in Latin America and the installation of all the necessary machines for the real scale test of the products under investigation. ------

Consequently, SOCOTHERM AMERICAS has developed the following processes: Multipass, Biofouling and the application of syntactic polypropylene in tube, in respect of which the firm has submitted an application to the "Instituto Nacional de la Propiedad Industrial (INPI)" (National Institute of Industrial Property) of the Argentine Republic for the pertinent patent registration.--

At the moment the patents of Multipass and Biofouling are pending, and the patent for the application of syntactic polypropylene in tube was already granted to SOCOTHERM AMERICAS.--------------------------

The most important investigation lines are:--------------------------------

1. Design and test of proper raw materials for special needs.--------------

2. Engineering and qualification of high performance coatings (thermal, anticorrosive, internal and external, concrete). ----------------------------

3. Development of special equipment for the simulation of operation conditions under high conditions parameters. -----------------------------

Nowadays, SOCOTHERM AMERICAS participates actively in Joint Investigation Projects (JIP), together with the big international oil companies.---

A team of 15 engineers, technicians and laboratory experts form part of the task group dedicated to I&D. The fluid contact and information interchange with the Investigation Center of the Socotherm Group in Gela (Italy) allows SOCOTHERM AMERICAS to optimize the use of its resources in the search for new products and services. -------------------------------------

(Page 30): ---

World Energy Market---

Sectors´ Prospects --

World energy demand estimates are still very positive forcing market actors and governments to perform huge efforts in relation to investments so as to, at least, meet the increased demand without making the actual - supply deficit worse. --

For the last years, the energy crisis in Brazil, Argentina, California (United States of America) and in traditionally oil areas have caused the demand for coated pipelines to increase, especially in areas with few conflicts and/or with energy supply problems. This will be the most dynamic market in the next years and it will require high added value coating systems. --

On the other hand, Latin America (especially Brazil, Peru, Ecuador, Bolivia, Mexico and Venezuela), North America, west of Africa and the North Sea are regions that will continue with their investments in energy infrastructure and increase them due to the present conditions of the international oil market, particularly in deep waters. Experts´ estimates show that the main incentive for the sale of steel pipelines will continue in a high price level. ---

Hydrocarbons are still the main source of energy supply and it involves large amounts of investments in developed oil regions and in non traditional areas such as Africa, North of Canada, Alaska and deep waters in Brazil, Mexican Gulf, Angola and Nigeria. ----------------------------

Pacific Asia, United States of America and Europe/Eurasia are the regions with the largest consumption followed by Latin America/Caribbean, former Soviet Union, Middle East and Africa. ------------------------------------

Undoubtedly, Pacific Asia influenced by the development of China and India is the region with the highest growth (41.5%), North America (United States of America and Canada) has remained stable within the world median (17.2%) and Europe/Eurasia did not achieve half that growth, 8.1% although it is considered a mature market. ---------------------------------

(Page 31): --

It is important to emphasize the growth in Africa (24 %), Middle East (20.9%) and Latin America/Caribbean (19.2%). ---------------------------

Although the share of Latin America and the Caribbean in the estimates for total primary energy offer may seem modest it represents approximately 5.6% to 7.8% of the total worldwide. Whereas the world values increased from 1990 to 2001 from 8.780 million TOE (ton oil equivalent) to 10.179 million TOE (16%) the values in Latin America and the Caribbean increased more than 39%, from 489 to 678 million TOE.------------------

The growth of 2.44 times that of the consumption worldwide diminishes in the estimates performed by the Energy International Administration (E.I.A.) from 2001 to 2025 as the world demand will grow from 10.179 to 17.893 million TOE (76%) while Latin America and the Caribbean will grow from 678 to 1399 million TOE (106%) as the growth of the demand in former Soviet Union, China and India greatly influences the global figures. --

In this scenario, hydrocarbon production in the world evidences insufficient supply and fosters predictions of high prices. These price levels foster investments in hydrocarbon exploration, production and transport and gas pipelines and oil pipelines are the safest and most economical intra regional transportation means for these products. ------------------------------------

High prices estimates for oil guarantee high demand levels of steel pipelines that will in turn have great impact in the future activity levels of our coating plants in the local market as well as in exports to other oil-producing regions of the world.--

The offshore projects keep up with the high investment levels and their trend is encouraging for our transactions in Angola, Nigeria, Brazil and the new plant that will start operating at the beginning of the second quarter of 2007 in the Mexican Gulf. ---

The present natural gas shortage in Argentina, Brazil and other countries of the region has encouraged the implementation of important infrastructure projects for gas transportation. Those projects will have a significant impact in the demand levels of big diameter steel pipelines manufactured regionally by plants in which SOCOTHERM AMERICAS has coating plants.--

There is an exploratory potential, mostly unknown, that guarantees the permanent hydrocarbon related activity with interesting estimates of growth as regards oil productive investments and important natural gas transport and distribution projects. ---

These projects aim to the internal market supply as well as to the supply of oil to countries that import hydrocarbons like Chile, Uruguay, Paraguay and Brazil from the different production areas of the south (Venezuela, Bolivia, Peru). Important gas pipeline networks are necessary in order to form a regional interconnection network to provide the mentioned oil supply.---

(Page 32): ---

Argentina --

The main energy flows from production to final consumers of different socioeconomic sectors are shown in the following chart. ------------------


coal
PERD/CPROPIO
crude
Refineries
By-products
Agriculture
NO ENERG
NUCLEAR
Electric Plant
Transport
Industry
GAS NAT.
gas connection
RES/COM
ventilation
PERD + CPROPIO

This flowchart shows the energetic balance pursuant to the "Secretaría de Energía" (Energy Bureau). The chart shows the importance of oil (50%) and of Natural Gas (36%) in the primary energy production as well as the little importance of vegetable fuels and coal. ------------------------------

Only 50% of the energy offered in the country is for consumption while the other 26% represents losses (change, transport and distribution) and consumption of the energy companies themselves. ------------------------

The greatest dynamism in the oil industry is evidenced in the upstream activities. Exports, that in 1995 reached the 29% of the oil local production, fostered the oil expansion since the internal by-products consumption showed only a 12% increase during the previous five years. --------------

Actual oil reserves show similar levels to the ones of the previous decade. As a result of the expansion of the activity of the last years the ratio reserves/production tends to fall. ---

The growth in the production of crude oil caused an increase in the production of natural gas but, due to the fact that the final internal consumption of natural gas depends on the evolution of the economic activity in the country electric plants extended their use of gas and they tried to gain access to foreign markets for national natural gas. The first export agreement was entered into with Chile due to the market size and its location in relation to reserves. ---

(Page 33): --

As a consequence of this process the electric industry is closely linked to the production and transportation of natural gas. ---------------------------

Reserves and production ratio --

Oil reserves evolution grew significantly reaching its maximum value in 1999 with 488.28 million m3 and constantly dropped to 425.21 million m3 at the end of 2003 showing a reserves/production ratio of 9.87 years. ----

As regards natural gas, the reserves that reached 777.61 thousand MMm3 in 2000 dropped to 612.5 thousand MMm3 at the end of 2003 (21.2%). At the same time a strong production growth took place and the reserves/production ratio has dropped to a little less than 12 years. ------

Reserve Index/Production ---


COEFICIENTE RESERVAS/PRODUCCION
19
18
17
16
15
14
13
12
11
10
9
AÑOS
1998
1999
2000
2001
2002
2003
2004
Petroleo
gas

Oil - Gas

Trust Funds ---

The government decided to organize temporary trust funds to finance short term extensions in the transport system due to the strong impact it has in the energy grid of the country (almost 49%), positioning us as one of the most gasified countries of the world.--

(Page 34): ---

NATIONAL ENERGY BALANCE - BASIC PRODUCTS


0,8%
2,4%
1,0%
5,8%
1,5%
38,8%
48,5%
1,0%
Hydraulic Energy
Nuclear
Natural gas
fire wood
Oil
Coal
Other basic products
Bagazo

New Gas Pipelines--

Investments in gas pipelines were resumed in 2005 fostered by the plans to extend the transportation capacity of the national system with the government call to open seasons to increase in 20 million cubic meters per day the present capacity.---



(Page 35): --

In relation to pipelines, the government has initiated an expansion plan for the natural gas transport systems managed by TGN and TGS that imply the building of approximately 2500 new kilometers of pipelines to be installed from the beginning of 2007 to the end of 2008. ---------------------------

Furthermore, the government has finished negotiations with Bolivian authorities for natural gas supply to Argentina which means the construction of a new main pipeline called "Gasoducto del Noroeste" (Northwest Pipeline) (aprox. 1200 Km of pipelines) that will provide Bolivian gas to broaden the gas offer in the country. ----------------------

Brazil ---

Petrobras has initiated an ambitious expansion program of its natural gas distribution and transport infrastructure network in the Southeast and Northeast of the country within the framework of the Proyecto Malhas (Networks) which aim is to increase the gas weight in the energy grid of the country to reach a 15% surpassing by 3% the expectations of the company. The initial stage of the project included the construction of more than 1000 Km. of gas pipelines for both regions with a planned capacity of 14 million of m3/day in the Northeast for 2012 and of 13 million of m3/day for the Southeast. ---

At first the project was planned to meet the demand of the thermoelectric plants that meet the needs of the Brazilian industry. However, at present the aims include the internal consumption and vehicle operation -------------


REGAP
Bolivia
Gasbol
Campinas-Rio
REPLAN
REDUC
REVAP
RECAP
RPBC
B.Campos
REFAP

Petrobras, on its part, has began the systems interconnection stage by means of the construction of the interconnection pipeline called do Gasene with 1225 Km. ---

(Page 36): ---


Pocém Fortaleza
Termo Fortaleza (307 MW)
MPX (216 MW)
Guamaré
Coteminas (45 MW)
14" x 370 km
Termopernambuco (520 MW)
26" x 180.3 km
16" x 11.2 km
26" x 51.7 km
Pilar
Carmópolis
Atalaia
Feira de Santana 14" x 53 km
Catu
8" x 70 km
Camaçari (350 MW)
Candelas
Camaçari
18" x 14 km

Petrobras further projects the construction of a pipeline that will connect the country from North to South from Campo Grande to San Luis through the Amazon with 5100 Km. and 30 million m3/day capacity. This construction known as Gasoduto da Unificacao (Gasun) might be the most important one and it will include a branch in order to bring gas from Bolivia for the states of Piauí, Maranhao and Ceará. ----------------------

As part of the gas supply strategy Petrobras considers the construction of a pipeline to interconnect Venezuela and Manaus which aim is to distribute gas in the Amazon and to send gas to the Gasun system. -----------------

Furthermore, another three pipelines have been planned. One of them to connect the cities of Uruguaiana and Porto Alegre, the other one to connect Campo de Urucu, Porto Velho and Manaus and the last one to take the gas from Peru to Porto Velho. ---


CARACAS
VENEZUELA
Manaus
BRASIL
Porto Velho
PERU
BOLÍVIA
SANTA CRUZ
S. ANTÔNIO
PARAGUAI
ASSUNÇÃO
SÃO PAULO
OCEANO
PACÍFICO
ARGENTINA
SANTIAGO
CONCEPCIÓN
BUENOS AIRES
URUGUAI
MONTEVIDEO
Porto Alegre
Salvador
Natal
Recife
OCEANO
ATLÂNTICO

Gas Distributors--

(Page 37): ---

In relation to Brazilians every day life, Petrobras will establish virtual pipelines within 200 Km. around the main cities in the country by means of transportation and distribution of GNC with the expectation to generate demand in estates that still do not generate enough demand to build a gas pipeline. ---

Thus, to achieve mass consumption of gas would imply to extend the network by approximately 200.000 Km. of pipelines in the urban areas. Consequently, the state distribution companies are already planning their strategy. As, for example, Potigás, distributor company that operates in Rio Grande do Norte and has already invested 35.750 million reales from 2003 to 2007 to extend 1300 Km. their network and will have to continue investing in order to satisfy the increasing demand. ----------------------

(The following diagram contains a text in a foreign language): ------------

Ampliação das Redes Estatais


POTIGÁS
Investimentos entre 2003 e 2007 - R$ 35,75 milhões
Expansão: 130 km de gasodutos
COPERGÁS
Investimentos entre 2003 e 2005 - R$ 95 milhões
Expansão: 119 km de gasodutos (em 2003)
ALGÁS
Investimentos em 2003 - R$ 7 milhões
Expansão: 16,8 km em rede de aço e
13,7 km em polietilenos (em 2003)
EMSERGÁS
Investimentos em 2003 - R$ 3,4 milhões
Expansão: 4,4 km (em 2003)
BAHIAGÁS
Investimentos em 2003 - R$ 60 milhões
Expansão: 138 km (em 2003)
CEG e CEG-RIO
Investimentos entre 2003 e 2007 - R$ 1 bilhão
COMGÁS
Investimentos em 2003 (primeiro semestre) - R$ 82,3 milhões
Expansão: 105 km (em 2003)
GÁS NATURAL SPS
Investimentos entre 2003 e 2007 - R$ 400 milhões
Expansão: 1.150 km

Venezuela --

Natural gas is an important public service because it mostly satisfies the primary energy demands of the country in proportionate larger quantities than liquid hydrocarbons and hydroelectricity. It is not only used as primary energy but also as raw material in industries as petrochemical and iron and steel sectors that act as multiplying factors important for the economy and it is also used to maintain the pressure in oil fields. ---------

At present Venezuela actual reserves of Natural Gas is of approximately 147.5 BPC turning it into the eighth country in the world with huge reserves and the first one in Latin America. ---------------------------------

(Page 38): --

71 % of those actual reserves are in the east zone of the country, 24 % in the west area, 2.5% in the North of Paria, 2.4% in the Deltana Platform and 0.14% in the south. --

90.8% of these actual Natural Gas reserves correspond to gas related to oil and 9.2% to non-related gas. --


Norte de
Paria 3.7
Plataforma
Deltana
3.6
Sur
0.2
Occidente
35.5
Oriente
104.5

Tested reserves of Natural Gas per regions --------------------------------

Natural gas had an important role for the requirements of clean energy supplying at present almost 46% of the total energy of the country. It is estimated that by year 2011 natural gas will meet 48% of the energy needs of the nation. Thus, it will be the first one in relation to total consumption followed by hydroelectricity.--


MBPED
Historical
Estimate
1600
1400
1200
1000
800
600
400
200
(48 %)
Natural Gas
(35 %)
(40%)
(22 %)
Liquids
(27 %)
(31%)
Hydroelectricity
(28 %)
(30 %)
(29%)

Historical and Estimate Matrix of primary energy consumption in MBPED (PDVSA)

Transportation and distribution infrastructure ----------------------

Gas transportation and distribution development includes extensions of the transportation and distribution networks to meet a demand of 1.7 BPC by 2022 through local distribution networks for the industrial and residential market. ---

(Page 39): --


Maracaibo
Caracas
Jose
Paria
FOREIGN MARKET
1.3 - 2.0 $/MMBTU
10 %
90 %
INTERNAL MARKET

Energy demand in Venezuela is estimated to grow 2.9% in average annually during the next 10 years replacing liquid fuels for gas in approximately 78 thousand oil barrels a day (MBPED). ------------------

On the whole natural gas is the most important energy source used in the country and the one growing faster. The national policy considers natural gas as the most important fuel or energy source for the next years. -------

Recent trends and estimates for the future ----------------------------

At present, domestic consumption of natural gas in Venezuela is approximately of 0.70 billions of cubic feet (BPC) which represents almost 46% of the total energy used. It is estimated that by 2010 the demand will grow almost a 70% reaching 1.15 BPC. ------------------------------------

All the natural gas used in Venezuela is produced domestically from sources of gas associated to oil produced onshore. Production is concentrated mostly in the east region of the country which produces 71.9% while the west region produces 28%. The estimated offer increase still comes mainly from sources of gas associated to oil onshore fields. While the offer to export gas will come from sources not associated to oil fields and located offshore, particularly North of Paria and Deltana Platform. --

Transportation and Distribution systems extension-------------------

The aim to massively distribute gas throughout the country will require the development of a gas pipeline network to solve the geographical differences between east and west regions of the country. The present transportation structure is composed of five (5) systems: -----------------

- Anaco- Puerto La Cruz--
- Anaco-Puerto Ordaz---
- Anaco-Barquisimeto---

(Page 40): ---

• Amuay- Costa Oriental del Lago --

• Casigual- La Fría --

At least five (5) gas pipelines building projects are expected to be finished and operating during the next ten years thus increasing in more than 1500 million of cubic feet per day (MMPCD) the transportation capacity. This means a 68% increase over the present levels and future investments in gas pipelines of approximately U$S 3000 millions in 10 years. ---------------

Infrastructure projects for gas transportation ------------------------

• East and west of the country interconnection ----------------------------

• Barbacoas-Margarita interconnection ------------------------------------

• East/Orinocco region-Apure/West interconnection -----------------------

• Creation of the storage center of Paria ------------------------------------

• Interconnection of the Deltana Platform area with the Anaco system and with the Paria offshore gas production center with the storage center of Anaco. ---


Colombia interconnection
Paraguaná
East-West Interconnection
Barbados-Margarita Interconnection
Caracas
Off shore/east-west interconnection
East/Orinoco - West/Apure Interconnection
Existing
Expansiones

At present, there are more than 6500 Km of distribution pipelines to meet mostly the demands of the industrial sector located in the most populated cities in the country. Caracas, Maracaibo and surrounding areas, Puerto La Cruz, Barcelona and El Tigre have only partial gas supply in the residential and commercial areas.---

In order to promote gas distribution throughout the country four geographical regions were created: Western region, Central-Western region, Central region and Eastern Region. ------------------------------

(Page 41): ---


CENTRAL REGION
EASTERN REGION
Margarita
WESTERN REGION
CENTRAL WESTERN REGION

The central region is composed of the capital district, the Vargas, Aragua, Miranda, Apure and Guárico states; the central-western region includes the Falcón, Lara, Yaracuy, Carabobo, Portuguesa, Cojedes and Barinas states; the Western region includes the Zulia, Trujillo, Mérida and Táchira states and the Eastern region includes the Nueva Esparta, Anzoátegui, Monagas,

Sucre, Bolívar, Delta Amacuro and Amazonas states. A population of approximately 14.425.000 inhabitants throughout the country is estimated to use gas during the next ten years.--

Gas Export Opportunities --

The important natural gas reserves and the estimated surplus in gas production will make possible to develop medium term projects for the export of liquefied natural gas in a large scale: ---------------------------

• One of them is the North of Paria GNL(Liquified natural gas) Project with a 4 thousand million tons (MMT)/a year capacity and a 1050 MMPCD production of gas not associated to oil amounting to a U$S 2500 million dollar investment. --

• The second project is the GNL project in the Deltana Platform that positions Venezuela as a GNL export country in a world energy country of fast growth. --

Angola --

Angola is one of the richest countries in Africa. It is the second oil exporting country of the continent after Nigeria and has one of the largest crude oil reserves in the world. ---------------------------------------

Oil constitutes the 85% of the public income of Angola, the gross internal product of which is estimated in approximately 6500 million dollars. ----

The four most important foreign companies operating in the crude oil extraction in the country are Chevron Texaco, Exxon Mobil, Total and British Petroleum. --

(Page 42): ---

All of them operate in exploring areas offshore, concessions granted by the Angola government. --

Angola is one of the countries with the greatest potential for development in Africa due to its oil reserves, plenty mineral resources, electric energy production capacity and great agricultural potential. ----------------------

The country produces approximately 850.000 barrels per day and they expect to reach a million in the future.-------------------------------------

The government incentives the companies operating in Angola to make new investments by establishing tax exemptions for refined products to benefit them.--

The "Sociedad Nacional de Combustibles" (SONANGOL) (National Fuel Bureau) of Angola represents the government in the oil sector activity. Oil production is of the greatest importance for the economy as it represents approximately 60% of the gross domestic product and a 90% of exports.

The main oil companies, with an enormous offshore potential, have planned important investments to turn Angola in one of the major oil producers in the world in three years time.---------------------------------

Angola is the second producer of sub-Saharan Africa after Nigeria and it will double its production in the term of three years to produce 2 million barrels a day in 2008, according to the British energy consulting bureau Wood MacKenzie.---

Twenty years ago production was practically inexistent and all the production growth is due to the discoveries performed in deep waters since the end of the 90s. The richest oil fields are located deeper than 1500 meters.---

Along with the high prices of crude oil the sector plans an investment of at least 20 thousand million dollars en several recently discovered fields located in front of the coasts of Angola according to the comments of the Angolan "Sociedad Nacional de Hidrocarburos" (Sonal) (National Hydrocarbons Agency).---

Pursuant to the consulting agency Wood McKenzie Angolan oil reserves are estimated in approximately 12 thousand million barrels. --------------

All the oil companies expect to recommence the onshore production and exploit the large gas reserves. --

Analysts' estimates place the African continent within the most important hydrocarbon producers in the world with projections for year 2020 of approximately 6 mbd of oil production, 6% of the world offer.-----------

(Page 43): --

Oil ---

Most part of the oil is extracted from Region 0, located in the northern area of the province of Cabinda. There are also large reserves of oil onshore in the surroundings of the city of Soyo, north of the city of Luanda and offshore in the north coast. ---

The "Sociedad Nacional Angoleña de Petroleo" (Oil Angolan Society) was created in 1976 to exploit the hydrocarbon resources of that country. At present Sonangol works in association with private oil companies through joint ventures and shared production agreements. ------------------------

The oil production in Angola has increased four times in the past decade and its reserves have increased three times in the last 10 years. The present production average is approximately one million barrels a day and it is expected to increase to 2 million barrels by the year 2008 with the contribution of the offshore fields at present in progress. -----------------

Natural Gas ---

Angola has estimated its reserves of Natural gas in approximately 1.6 trillion of cubic feet (tcf) and new discoveries could increase the actual reserves to 9.5 tcf and the probable ones to 25 tcf.-----------------------

Most of the natural gas in Angola (approximately 85%) is vented and the rest is re-injected in the oil fields to keep production and used to produce LPG (liquefied petroleum gas). --

Chevron, Texaco and Sonangol are developing a project located in the city of Soyo to produce LNG with the gas production of the Areas 1,2,3,4,15,16,17 and 18. --

Nigeria ---

Nigeria is the greatest oil producer in Africa and the eleventh in the world rank with 2.6 million barrels a day. Its economy is highly dependant on the oil sector; 80% of the public income depends on same, it represents around 90 and 95% of its foreign commerce and it is the basis of the infrastructure and other industries development.---------------------------------------

Thus, in order to attract investments, the Nigerian government has begun a privatization process and other economic reforms. ----------------------

Oil ---

• The country has actual reserves of 35.2 thousand million barrels and plans an expansion to 40 thousand million barrels for 2010. ------------------

• 95% of the crude production is performed through joint ventures.-------

(Page 44): --

• The Nigerian National Petroleum Corporation (NNPC) estimates that in order to achieve the planned production objectives an investment of 7 thousand million will be necessary. --

• The government will demand crude producers to refine at least 50% of same in the country in the existing facilities. -----------------------------

• Three new refineries are planned to start producing in 2008 after the government has authorized the construction of 13 private refineries. -----

• Most of the crude exports are for the United States of America and West Europe markets while Asia and Latin America show an increasing demand. In 2005 the exports to the United States of America already reached 1.15 million barrels daily in average. ---

• The country has 6 export terminals: Forcados and Bonny (belonging to Shell); Escravos y Pennington (belonging to Chevron); Qua Iboe (belonging to Exxon Mobil) and Brass (belonging to Agip). --------------

• The projects in deep waters represent the future of the oil exploitation of the country. As, for example, the Abgami Project that will begin to operate by mid 2008 under the management of Chevron Texaco through its affiliated company Star Deep Water Petroleum Ltd. with an estimate investment of 4500 million dollars. Abgami is located at a depth of 1350 m. in the area OPL 216/217, 70 Km. offshore in the central region of the Niger River delta. 250.000 barrels a day (bbl/d) oil and 450 million of daily cubic feet of natural gas are expected to be obtained from this project. ----------

• Also Usan, an oil field in deep waters discovered in 2004 in the area of OLP 222 estimates an initial production of 150.000 bbl/d in 2020 when it expected to begin operating under the management of a consortium composed of Total (20%), Chevron (39%), Exxon Mobil (30%) and Nexen Petroleum (20%). ---

• China and Nigeria entered into an agreement in 2005 pursuant to which Nigeria will provide to China 30.000 bbl/d until 2010. This agreement was the result of the increasing Chinese interest in the country evidenced by the presence of the Sinopec Oil Company. ------------------------------------

• The Joint Development Zone (JDZ) shared by Nigeria and its neighbor Sao Tome e Principe (STP) has 23 exploration areas and might produce 14 thousand million barrels of crude reserve. Both countries have agreed to split the potential profits on a 60-40% basis respectively. -----------------

Natural Gas ---

• The natural gas reserves reach 185 thousand millions of cubic meters which turn it into the seventh most important producer in the world and the first one in Africa. ---

• Gas exports are expected to increase by 50% for 2010. -----------------

(Page 45): ---

• Gas venting reaches 20% of the world total. This level is expected to be limited in 2008 due to the accumulation of associated natural gas and its processing into liquefied natural gas. ---------------------------------------

• The NNPC estimates that an investment of 15 thousand million dollars would be necessary to reach the production goals stated for 2010. --------

• The NIGAL Project, a gas pipeline of 4000 KM will connect Nigeria to the Algerian export terminals in the Mediterranean and it will be finished in 2009 with an investment of 7 thousand million dollars. At the same time, Nigeria and Algeria are still analyzing the construction of the Trans-

Saharan gas Pipeline (TSGP) to transport gas to the Algerian terminal of Beni Saf on the Mediterranean coast with an expected investment of 7 thousand million dollars.--

• A significant amount of the natural gas is processed as liquefied natural gas (LNG) in the Bonny Island Nigeria Liquefied Natural Gas plant (NLNG) that has a 22 million tons capacity per year. A new Exxon Mobile Plant, also located in Bonny Island will produce 4.8 million tons annually as from 2010. Chevron also projects a LNG plant in Olokola that will operate as from 2009 with a maximum capacity of 33 million tons. ------

• The World Bank approved in 2004 the 125 million dollars investment for the construction of the West African Gas Pipeline (WAGP) that will transport the fluid to Ghana, Togo and Benin. Its initial capacity will be of 200 MMcf/d of natural gas and it will reach the 450 millions of cubic feet a day (MMcf/d) within 15 years. The Multilateral Investment Guarantee Agency (MIGA) and the International Development Association (IDA) have also financed the WAGP contributing 75 and 50 million dollars respectively. --

• In order to foster domestic consumption two new inland gas pipelines have been planned: Ajaokuta-Abuja-Kaduna and Aba-Enugu-Gboko.----

United States of America – Mexican Gulf ----------------------------

According to the Minerals Management Service (MMS) the Mexican Gulf will attain a production level of 2 million barrels daily (bb/d) if private operators continue to develop the existing oil fields or exploring new opportunities.---

It is worth emphasizing that the newly discovered fields in the United States of America in 2005 provided an increment of 205 million barrels. Almost all these discoveries (201 of the 205 millions) took place in the Mexican Gulf. The oil pipeline network has approximately 44.218 Km. on the bottom of the sea.--

Thus, the production potential of the Gulf means for USA, according to MMS data, almost 30% of the domestic oil production and 23 % of gas production.--

(Page 46): --

These figures could increase if prospective reserves are confirmed and if new reserves are discovered in the area. American deep water oil extraction in the Gulf has increased a 535 % and the gas extraction increased a 620%. In that sense, last year American legislators passed a bill that authorizes the exploration of 3.24 million hectares, 200 Km away from the Florida State coast. This decision will allow the states of Alabama, Louisiana, Texas and Mississippi to share a 37.5% of the federal income resulting from offshore exploration of oil and natural gas. The ones encouraging this decision affirm that more than 1300 million oil barrels and 170.2 thousand million of cubic meters of natural gas could be exploited. ------------------------

Recent discoveries in the so called Jack oil well show that the Mexican Gulf could become the greatest crude reserve of the United States since the discovery of oil in North Slope, Alaska, more than a generation ago. Chevron and Devon representatives calculate that these recent discoveries in the tertiary formations of the Mexican gulf contain more than 3000 million barrels of oil and gas and even 15.000 millions. ------------------

If industries manage to extract 15.000 million barrels the present USA reserves of 29300 million crude barrels could increase by 50%. If these new reserves are successfully exploited its production could reach that of Prudhoe Bay in Alaska, the biggest oil field in the USA with a production of 420.000 barrels a day.---

Although these discoveries are important they will not initiate an era of cheap and abundant oil. Oil prices have constantly increase in the last years fostered by a decreasing surplus in the productive capacity, the fear that the world production is achieving its maximum capacity, the fluctuations in several productive regions and an increasing oil nationalism that has driven some countries to exercise a closer control over their energy resources.--

Anyhow, the high prices also encouraged the companies to take higher financial risks when it comes to explore new sources of crude. Jack oil well has eight kilometers depth (it is among the most deep productive wells in the world) and its operations costs exceed U$S 100 million. Technological progress has been of the utmost importance for the operation of these crude wells. Ten years ago, for example, there was only one drilling tower at the sea capable of drilling more than 2000 meters under water. At present there are 32. --

Coating World Market Overview ----------------------------

In the last years the world coating markets has stood out due to the concentration of the offer in a reduced number of companies as the result of purchase, merger, or liquidation due to the following factors: ------------

(Page 47): ---

LENA COUTO
PUBLICA-INGLES
J. B. A.
Tº X – Fº 122
SCRIPCION: 2771
Tº VIII – Fº 278

• The concentration of the oil sector activity in a reduced number of companies: in the past there were 12 important oil companies while there are at present only 6 important companies. -------------------------------

• The concentration of gas transportation companies: as the oil sector, the gas transport industry had an important consolidation at world level.-----

• The concentration of pipe manufacturing companies in groups with a large manufacturing capacity and proper logistic scheme. In this aspect, Tenaris, strategic partner of SOCOTHERM AMERICAS, is the main world producer of seamless steel pipelines and has an important share in regional projects and important international ones.----------------------------------

• The integration stage of the pipe manufacturing process and the coating process: most of pipe manufacturers coated their pipelines themselves, by themselves or through partnerships with coating companies.--------------

• Technological requirements: the coating companies that have not developed products suitable for the new requirements of the industry lost their share in the market.--

• a period of scarce demand: years 1999 and 2000 were difficult enough for the oil industry for new competitors to appear and it even forced the disappearance of some of them due to merger, sale or liquidation. --------

Under these circumstances few coating companies could meet the new requirements of the market. However, the market has rewarded the companies that preserved their share in the market, developed new solutions, formed alliances with pipe manufacturers and kept high levels of quality and service. ---

SOCOTHERM AMERICAS position in the market ----------------

The constant contribution of new solutions, the strategic location of its plants, the great installed industrial capacity enabled SOCOTHERM AMERICAS to keep a high participation level in many of the major oil and gas infrastructure projects currently developing in the world.-------------

The strong position of SOCOTHERM AMERICAS in the region and in important oil international markets, its technology and the installed production capacity of its plants has enabled the company to lead the market with an important level of activity, handling interesting exports volumes to the main hydrocarbon exploitation areas.---------------------

As regards SOCOTHERM AMERICAS share in the regional market we can affirm that, despite the special economic situation in Latin America as regards the predictability of the activity levels for the short and medium term, SOCOTHERM AMERICAS is still one of the most important technological and industrial referents in the sector.----------------------

(Page 48): --

In the Argentine market, SOCOTHERM AMERICAS still holds its strong position as market leader. On the other hand, Argentina's urgent need to rebuild its natural gas transportation capacity and its oil production create excellent conditions to maintain the consumption levels of coated pipelines in the near future. ---

In the Brazilian case, the early settlement of SOCOTHERM AMERICAS in the country positions the company in a market with important volumes. The partnership with Tenaris Confab, the major seam steel pipelines producer of the region grants SOCOTHERM AMERICAS a privileged position in a time when the region has started important energy infrastructure projects. --

Through the development of new technologies and new processes born in their research and development center of Escobar SOCOTHERM AMERICAS has obtained great international prestige due to its innovative capacity and its incorporation to the market one of the most outstanding thermal isolation systems for facilities in deep and very deep waters. ----

Profits distribution --

The Board of Directors of the Company suggests the shareholders to allot from the result of the financial year that ended December 31st., 2006 that amounts to $ 7.826.933 the sum of $ 391.346,65 to integrate the legal reserve, the amount of $ 3.913.466 as dividends to be paid cash and the balance that amounts to $ 3.933.679.35 (balance of unappropriated profits of $411.559 plus the surplus of the trading results of this financial year that amounts to $ 3.522.120,35) to constitute an optional reserve pursuant to section 70 of the 19550 Act for the operation of the company. -----------

Finally, the shareholders are proposed to grant the directors a fee of $ 429.148 plus that of the members of the Supervisory Commission that amounts to $ 27.0000 would result in a total amount of $ 456.148 that has been already discounted in the result of this financial year. --------------

(Page 49): --

SOCOTHERM AMERICAS S.A.-----------------------------------

Brief on the balance sheet closed December 31st., 2006 ---------------

Brief comments on Socotherm Americas SA activities including references to pertinent situations taking place after the closing of the financial year.

In 2006 we achieved a satisfactory performance in all pertinent aspects for our company which was at the same level of the developed activities. ---

We believe that during this year we have succeeded at aiming all our organizational resources towards the new expansion context. Despite the delay in the implementation of important projects that resulted in significantly lower levels of activity, the company showed a remarkable financial stability during the year, fulfilling all our commitments. --------

Thus, during year 2006, the activity levels as regards coating were below our expectations due to the delay to begin important Gas Infrastructure Projects in Argentina and Brazil as the extension of the transportation systems of TNG and TGS (Loops) and the project to extend the southeast-northeast network (GASENE). We believe they will be in execution during 2007.--

However, important projects were performed for the Deep Water oil market as Greater Plutonio of the British Petroleum Company (to Angola) and PDT of Petrobras (to Bahia de Campos in Brazil) in our Brazilian plant and Shell Deimos Project (to the Mexican Gulf in USA) in the Escobar plant (Argentina). The levels of activity related to the usual business activity remained as expected.---

Undoubtedly, the most important event during the financial year was the initial public offering of 15.000.000 new shares (this being the first genuine public offering of shares in the country for the last six years) equivalent to 17.65% of the capital stock of the company and that have yield $103 millions in cash (net of offering expenses). This amount of money together with the available lines of credit shall finance the new investment projects related to the main business of the company. ------------------------------

It is also worth emphasizing that during the financial year that ended December 31st., 2006 profits for $ 7.8 millions were obtained which means $ 24.2 million less than during the financial year that ended on December 31st. 2005. This drop was basically due to the fall in the operative profit that was partially compensated by a decrease in the Income Tax to be paid. --

(Page 50): ---

Analysis of the trading account in comparison with that of the last financial year ---

	31.12.06	**31.12.05**
Current asset	468.114.942	197.472.678
Non-current asset	293.823.054	100.158.843
Total	**761.937.996**	**297.631.521**
Current Liability	386.232.712	139.533.125
Fixed liabilities	116.000.817	8.782.028
Subtotal	**502.233.529**	**148.315.153**

Interest of third parties in controlled companies	67.443.949	38.846.984
Net worth	192.260.518	110.969.384
Total	**761.937.996**	**297.631.521**

- **Results:** --

	31.12.06	**31.12.05**
Trading results	15.330.880	66.444.891
Financial Results	(5.235.256)	(3.744.030)
Other income and liabilities	2.082.853	4.489.339
Net ordinary income	12.178.477	67.190.200
Extraordinary results	-	-
Subtotal	**12.178.477**	**67.190.200**
Income Tax	(463.977)	(22.911.797)

(Page 51): --

Third parties share	(3.887.567)	(12.256.962)

:LENA COUTO
:A PUBLICA-INGLES
U. B. A.
T° X - F° 122
ISCRIPCION: 2771
T° VIII - F° 278

Net Income	7.826.933	32.021.441

Significant variations according to items (from 31/12/06 to 31/12/05)

Sales income amounted to $ 347.8 millions on December 31st. 2006 as compared to $337.9 on December 31st. 2005. The gas market, in relation to coating, has shown an important drop due to delays to begin the extension of the transport systems of TGN (North gas transport network) and TGS (South gas transport network) in Argentina and GASENE in Brazil. The beforementioned drop was partially compensated by three major projects for the deep waters oil market: Greater Plutonio and PDT in Brazil and Deimos in Argentina.---

As regards costs, a clear improvement is noticed regarding the third quarter due to the adjustment to normality of several operative problems in Brazil that have already been explained. --

The production costs amounted to $ 307.6 millions on December 31st. 2006 as compared to $ 248.8 millions on December 31st 2005 which means an increase of $58.8 millions. The increase is mainly due to additional charges paid in our Ponta do Ubú (Brazil) plant due to additional rent of logistics equipment and extra costs for labor due to agreements entered into with regional trade unions after we have already signed the contracts with our clients for coating services. ---

Furthermore, the low activity level in our plants in Pindamonhangaba and in Valentín Alsina due to the delay to begin the already mentioned works for the Gas Market brought about a more important impact on the fixed costs of the operative result.---

The commercialization expenses amounted to $4.7 million on December 31st. 2006 as compared to $ 2.4 million on December 31st. 2005.----------

The management costs amounted to $ 20.2 millions on December 31st.2006 as compared to $ 20.2 millions on December 31st.2005. -------------------

We must also mention that the operations of West Africa incorporated during the last quarter of the financial year contributed a sales income amounting to $ 13.8 millions and an EBITDA amounting to $ 1.97 millions approximately. ---

The financial results showed an increase amounting to $ 1.5 millions since they increased from $ 3.7 million on December 31st. 2005 to $ 5.2 millions on December 31st. 2006. The increase was the result of the accrued interests of the fixed note payable with Socotherm Americas SpA.-----------------

The Income Tax diminished from $ 22.4 million to $ 22.9 million on December 31st. 2005 and to $ 0.5 million on December 31st. 2006. -------

(Page 52):---

In relation to assets it is worth emphasizing the incorporation of Socotherm West Africa (51%) and Socotherm Angola (49%) in the non-current assets and the availability originated by the public offer cash in the Current assets while the net worth showed the issuance of 15.000.000 shares and the pertinent bonus stock of 88.285.529.--

To compensate the asset registration in relation to the new companies in West Africa the fixed liabilities increased due to the note payable in favor of Socotherm SpA amounting to $ 63.588.000 as a consequence of the refusal of the BCRA (Central Bank of the Argentine Republic) to authorize only one payment to cancel the total price for the purchase of the companies in Angola and Nigeria. ---------------------------------------

Statistic Data (in square meters) ------------------------------------

	31.12.06	31.12.05
Production Volume	3.560.152	5.678.501
Sales Volume	3.619.284	5.623.318
Local Market	3.508.142	5.582.345
Exports	111.142	40.973
Total	3.619.284	5.623.318

Rates ---

	31.12.06	31.12.05
Liquidity(1)	1,21	1,41
Financial standing (2)	0,38	0,74
Lock up capital (3)	0,39	0,33
Earning capacity (4)	0,05	0,29

1. Current assets/current liabilities-----------------------------------
2. Net worth/Total liability ---
3. Non-current assets/total assets ---------------------------------------
4. Trading Results/Average net worth---------------------------------

Brief Comment on prospects for the next quarter and the rest of the financial year ---

The world energy demand estimates are still very positive forcing market actors and governments to perform great investment efforts so as to, at least, meet the increased demand without making the present supply shortage worse. --

For the last years, the energy crisis in Brazil, Argentina, California (United States of America) and in traditionally oil areas have caused the demand for coated pipelines to increase, especially in areas with few conflicts and/or with energy supply problems. This will be the most dynamic market en the next years and it will require high added value coating systems. --
On the other hand, LatinAmerica (especially Brazil, Peru, Ecuador, Bolivia, Mexico and Venezuela), North America, west of Africa and the North Sea are regions that will continue with their investments in energy infrastructure and increase them due to the present conditions of the international oil market, particularly in deep waters. Experts´ estimates show that the main incentive for the sale of steel pipelines will continue in a high price level. --
(Page 53): --
Hydrocarbons are still the main source of energy supply and it involves large amounts of investments in developed oil regions and in non traditional areas such as Africa, North of Canada, Alaska and deep waters in Brazil, Mexican Gulf, Angola and Nigeria. -----------------------------
Pacific Asia, United States of America and Europe/Eurasia are the regions with the largest consumption followed by Latin America/Caribbean, former Soviet Union, Middle East and Africa. ------------------------------------
Undeoubtedly, Pacific Asia influenced by the development of China and India is the region with the highest growth (41.5%), North America (United States of America and Canada) has remained stable within the world median (17.2%) and Europe/Eurasia did not achieve half that growth, 8.1% although it is considered a mature market. -------------------------------

It is important to emphasize the growth in Africa (24 %), Middle East (20.9%) and Latin America/Caribbean (19.2%). ----------------------------

Although the share of Latin America and the Caribbean in the estimates for total primary energy offer may seem modest it represents approximately 5.6% to 7.8% of the total worldwide. Whereas the world values increased from 1990 to 2001 from 8.780 million TOE (ton oil equivalent) to 10.179 million TOE (16%) the values in Latin America and the Caribbean increased more than 39%, from 489 to 678 million TOE.------------------

The growth of 2.44 times that of the consumption worldwide diminishes in the estimates performed by the Energy International Administration (E.I.A.) from 2001 to 2025 as the world demand will grow from 10.179 to 17.893 million TOE (76%) while Latin America and the Caribbean will grow from 678 to 1399 million TOE (106%) as the growth of the demand in former Soviet Union, China and India greatly influences the global figures. ---

In this scenario, hydrocarbon production in the world evidences insufficient supply and fosters predictions of high prices. These price levels foster investments in hydrocarbon exploration, production and transport and gas pipelines and oil pipelines are the safest and most economical intra regional transport means for these products. --

High prices estimates for oil guarantee high demand levels of steel pipelines that will in turn have great impact in the future activity levels of our coating plants in the local market as well as in exports to other oil-producing regions of the world.--

The offshore projects keep up with the high investment levels and their trend is encouraging for our transactions in Angola, Nigeria, Brazil and the new plant that will start operating at the beginning of the second quarter of 2007 in the Mexican Gulf. ---

The present natural gas shortage in Argentina, Brazil and other countries of the region has encouraged the implementation of important infrastructure projects for gas transport. Those projects will have a significant impact in the demand levels of big diameter steel pipelines manufactured regionally by plants in which SOCOTHERM AMERICAS has coating plants. ------

There is an exploratory potential, mostly unknown, that guarantees the permanent hydrocarbon related activity with interesting estimates of growth as regards oil productive investments and important natural gas transport and distribution projects. ------------------------------------

(Page 54): ---

These projects aim to the internal market supply as well as to the supply of oil to countries that import hydrocarbons like Chile, Uruguay, Paraguay and Brazil from the different production areas of the south (Venezuela, Bolivia, Peru). Important gas pipeline networks are necessary in order to form a regional interconnection network to provide the mentioned oil supply.--

SOCOTHERM AMERICAS S.A.-------------------------------------

ADITIONAL INFORMATION TO THE FINANCIAL STATEMENTS ON DECEMBER 31ST. 2006 PURSUANT TO SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS (figures in pesos)-------------------------------------

1. There have been no changes in the pertinent legal systems that could imply contingent increases or drops of benefits stated in said rules that are not explained in the financial statements of Socotherm Americas S.A.---

2. Events that have taken place during this financial year that could affect their comparison with the ones of previous financial years or the ones of future financial years.--

The figures corresponding to the 2005 financial year have been adapted to comply with the information requirements of the Securities and Exchange Commission.---

3. Classification of credit and debit balances according to their expiration date.---

The classification of credit and debit balances according to their expiration date is detailed in note N° 3 of the individual financial statements.--------

4. Classification of the credit and debit balances so as to be informed about the financial effect produced by their maintenance: ----------------------

Credits ---

a) I.	Nacional currency account---------------------------------	
	subject to settlement clause -------------------------------	
	Not subject to settlement clause	11.364.208
II.	Nacional currency account --------------------------------	
	subject to settlement clause --------------------------------	
	Not subject to settlement clause	49.046.190

TOTAL **60.410.398**

b) I. Balances accruing interests ------------------------------

II. Balances not accruing interests 60.410.398

TOTAL **60.410.398**

(Page 55): --

Debts --

a) I. Nacional currency account------------------------------

subject to settlement clause ------------------------------

Not subject to settlement clause 23.031.524

Nacional currency account ------------------------------

subject to settlement clause ------------------------------

Not subject to settlement clause 127.105.659

TOTAL **150.137.183**

b) I. Balances accruing interests 53.292.127

II.	Balances not accruing interests	96.845.056
	TOTAL	**150.137.183**

5. Interests in Partnerships section 33, 19.550 Act. --------------------
Interests in the capital and in the total voting power in partnerships, section 33, 19.550 Act are detailed in the cover and in note Nº 4 of the financial statements of Socotherm Americas S.A.----------------------
6. There are neither sales credits nor credits to Directors, controlling commission members and their relatives, even within a second degree relationship.--
7.Inventories stock are determined according to permanent stock registers that are controlled and matched with the results of the physical counts performed during the financial year and with the general inventories at the end of each financial year.---------------------------
There is no property of important movement. --------------------------
8. The values used to assess raw materials and inputs are obtained from price lists, purchase orders and queries to suppliers. The reproduction cost of the manufactured products is obtained using an integrated costs system with monthly price, inputs and labor adjustments. -------------
The property, plant and equipment have been assessed as mentioned in note nº 1 of the financial statements of Socotherm Americas S.A.-----
9. There is no property, plant and equipment technically revaluated.
10. No outdated property, plant and equipment, spare parts or materials or goods difficult to transfer that have not been provided for exist. ---

11.Interest in other partnerships do not exceed the limits of section 33 of the 19.550 Act. ---

12. In order to determine the recoverable values used as limits of the accounting scheme the following criteria have been adopted: ---------

- Inventories: purchase value--

(Page 56): ---

- Property, plant and equipment: economic use value ----------------
- Intangible assets: economic use value---------------------------------

13. Insurance policies for tangible goods-----------------------------------

Insuranced Goods	Risk	Amount in thousands USD	Account. Amount (pesos)
Escobar Plant	All operative risk	20.043.000	20.673.870 ----
Alsina Plant	All operative risk	12.600.000	330.655 ------
Campana Plant	All operative risk	9.561.000	913.715------
Goods	All operative risk	3.900.000	502.699 ------
Automobiles	Total risk plus civil --------- Responsibility	4.867.000	39.387------

14. Costs and expenses informed by legal counsels were considered to determine a contingency amount. As for uncollectible debts, the analysis and the term of the credits to the date of the financial statements have been taken into account.---

15.To the date of the financial statements all contingent situations, although remote, have been considered as well as their effects on the assets. -----

16.There are no irrevocable contributions for future subscriptions --------

17.There are no unpaid cumulative dividends of preferred shares. --------

18.See note 12 in the Consolidated Financial Statements ------------------

Thus, Mr. Carlos M. Morla is unanimously authorized in his capacity as Vice- president acting as President to sign the documents that have been previously approved. --

Next, the second item of the agenda is discussed: b) Call for the Ordinary General Meeting to analyse the documents before mentioned together with those items related to the annual general meeting. Mr. Carlos M. Morla takes the floor and informs that due to the need to approve the documents mentioned in the previous item of the agenda and the need to discuss the pertinent items for the General Shareholders Meeting pursuant to section 234 of 19550 Act and related rules the Ordinary Meeting has to be called for Friday 13th. April 2007 at 10 a.m. in fist call and at 11 a.m. in second call to be held at the "Sala de Comisiones " of the Stock Market of Buenos Aires in Sarmiento 299, 1st. floor, Capital City that does not constitute the legal domicile of the corporation, in order to deal with the following agenda: --

-----------------------------AGENDA---

1. Appointment of two shareholders to sign the minutes together with the President of the Meeting.---

2. Analysis of the documents mentioned in section 234, subsection 1 of 19.550 Act, corresponding to the financial year ending December 31st. 2006.--

3.Analysis of the result of the financial year and use of profits from the financial year ending 31st. December 2006 amounting to $ 7.826.933. Distribution of a cash dividend amounting to $ 3.913.466. ------------

4.Approval of the Board of Directors and Supervisory Commission management.--

5.Analysis of the remuneration for the members of the Board of Directors and of the Supervisory Commission corresponding to the financial year ending on the 31st December 2006 amounting to $ 456.148 ---

6. Determination of the number of regular and alternate Directors and election of same. ---

7. Election of regular and alternate members of the Audit Committee.

8. Approval of an annual budget for the Audit Committee.------------

9. Appointment of external auditors for the authentication of the------ financial statements corresponding to the financial year ending December 31st. ---

Notice of the meeting shall comply with the statutory applicable rules. After submission of the motion for consideration of the Directors, same was unanimously approved. Thus, Carlos Marcelino Morla, Juan Alberto Boari, Carlos Collia, Pablo Andrés Buey Fernández, Javier Alegria, Rodrigo Alegria, Miguel A. Montemerlo, Maria Amelia Mazzei, Patricio Pantín, Juan Espeso (junior) and Mauricio Desprats are authorized to sign indistinctly all the necessary documents and to perform all necessary acts related to the Shareholders Meeting, its call and publication. Having no

LENA COUTO
PUBLICA INGLES
U. B. A.
X - F°
INSCRIPCION 2771
VIII - F° ... further business to deal the meeting is adjourned at 6.00 p.m. after reading and ratifying these presents.---

(There appear five illegible signatures). -------------------------------------

(Overleaf): (There appears the authentication by Notary Public dated in Buenos Aires, September 27th., 2007, whose signature and seal appear at the top of all the pages of the document). ---------------------------------

(There follows the pertinent authentication by the Association of Notaries Public dated in Buenos Aires, September 27th., 2007).---------------------

(Attached to the first page of the document there appears the pertinent registration of the book duly certified by the Notary Public and dated in Buenos Aires, November 12th.,2001.---

It is a true translation of the document hereunto annexed. Done and signed in Buenos Aires, on this second day of the month of October of the year two thousand and seven. ---

La que suscribe, Maria Elena Couto, Traductora Pública en idioma inglés certifica que el documento anteriormente transcripto es traducción fiel del castellano al inglés del documento adjunto que ha tenido ante sí para este acto y al cual se remite en Buenos Aires, a los dos días del mes de octubre del año dos mil siete. --

M. Elena Couto

MARIA ELENA COUTO
TRADUCTORA PUBLICA-INGLES
U. B. A.
CAP. T° X - F° 122
N° DE INSCRIPCION: 2771
PCIA.: T° VIII - F° 275

SOCOTHERM AMERICAS S.A.

FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(in comparative form)

SOCOTHERM AMERICAS S.A.

25 de mayo 565, 4th floor - Autonomous City of Buenos Aires

Company's main activity	Industry of anticorrosive coatings
Filing date with the Public Registry of Commerce of the Company's By-laws	November 19, 1989
Filing date of the last amendment to the By-laws:	May 11, 2006
Registration number in the Companies' Inspection Bureau:	12,585
Duration of the Company to:	November 16, 2088
Information on the parent company:	
Name:	Socotherm S.p.A.
Place of business:	Via Risorgimento 62, Rovigo, Italy
Main activity:	Anticorrosive coating and protection of steel tubes
Percentage held by the parent company in:	
capital stock:	78.23%
votes:	91.10%
Information on subsidiary companies:	Note 4 to the individual financial statements

FISCAL YEAR N° 19
COMMENCED ON JANUARY 1, 2007
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

(in comparative form)

CAPITAL STOCK

(in pesos) - (note 7 to the individual financial statements)

Number	Class, nominal value and number of votes per share	Subscribed, paid-in and registered (in pesos)	
		.....31-03-2007......	.....31-03-2006......
70,000,000	Common, non-endorsable shares, nominal value $ 1 each of five votes each.	70,000,000	70,000,000
15,000,000	Common, class B, registered, non-endorsable shares, nominal value $ 1 each of one vote each.	15,000,000	

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SUMMARY

CONSOLIDATED FINANCIAL STATEMENTS OF SOCOTHERM AMERICAS S.A. AS OF MARCH 31, 2007

(in comparative form)

SOCOTHERM AMERICAS S.A.
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2007
(presented in comparison with the consolidated balance sheet as of December 31, 2006)
(in pesos)

	.....03-31-07....	....12-31-06....
ASSETS		
CURRENT ASSETS		
Cash (note 3.1)	38,279,194	35,324,639
Investments (note 3.2)	72,805,695	89,953,199
Accounts receivable (note 3.3)	199,000,113	175,876,188
Other receivables (note 3.4)	83,744,521	66,920,263
Inventories (note 3.5)	98,974,608	100,040,653
Total Current Assets	492,804,131	468,114,942
NON-CURRENT ASSETS		
Accounts receivable (note 3.4)	11,392,631	10,402,398
Investments (schedule C)	13,711,399	12,778,681
Property, plant and equipment (schedule A)	228,322,810	222,859,217
Intangible assets (schedule B)	47,811,505	47,782,758
Total Non-Current assets	301,238,345	293,823,054
TOTAL ASSETS	794,042,476	761,937,996
LIABILITIES		
CURRENT LIABILITIES		
Trade account payable		
Payables (note 3.6)	138,001,197	125,579,346
Loans (note 3.7)	62,513,268	50,756,779
Payroll and social security charges	6,565,568	4,490,923
Advances from clients (note 3.8)	120,951,858	103,814,599
Taxes (note 3.9)	3,401,407	3,048,448
Other liabilities (note 3.10)	70,606,428	98,542,617
Total Current Liabilities	402,039,726	386,232,712
PASIVO NO CORRIENTE		
Trade account payable		
Loans (note 3.7)	50,559,016	59,127,889
Taxes (note 3.9)	12,980,564	7,487,009
Other (note 3.10)	44,725,582	46,555,632
Reserves (schedule E)	3,053,986	2,830,287
Total Non-Current Liabilities	111,319,148	116,000,817
TOTAL LIABILITIES	513,358,874	502,233,529
Minority interest in subsidiaries	75,892,504	67,443,949
SHAREHOLDERS´ EQUITY	204,791,098	192,260,518
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	794,042,476	761,937,996

These consolidated financial statements, the notes 1 through 7 and schedules A, B, C, E, F and H are an integral part of the Company's individual financial statements and should be read jointly.

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(presented in comparison with the consolidated statement of operations for the three-month period ended March 31, 2006 - in pesos)

	.....03-31-07....	....03-31-06....
Net sales	140,736,354	78,956,708
Cost of sales (schedule F)	(107,627,919)	(66,530,438)
Gross Profit	**33,108,435**	**12,426,270**
Selling expenses (schedule H)	(1,947,679)	(2,036,685)
Administrative expenses (schedule H)	(10,093,937)	(3,408,877)
Operating profit, net (note 3.11)	7,943,396	432,936
Financial and holding results		
Generated by assets		
Interest	1,906,902	200,986
Exchange rate differences	(92,648)	652,033
Holding results	(1,198)	171,775
Generated by liabilities		
Interest and financial expenses	(2,934,799)	(1,052,551)
Tax on banks debits and credits	(396,973)	(917,412)
Exchange rate differences	(2,369,656)	(669,731)
Miscellaneous	(65,407)	
Profit before taxes	**25,056,436**	**5,798,744**
Income tax (note 4)	(4,398,561)	(3,608,651)
Minority interest in subsidiaries	(8,250,987)	(2,139,663)
NET INCOME FOR THE PERIOD	**12,406,888**	**50,430**

These consolidated financial statements, the notes 1 through 7 and schedules A, B, C, E, F and H are an integral part of the Company's individual financial statements and should be read jointly.

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007

(presented in comparison with the consolidated statement of cash flows for the three-month period ended March 31, 2006 - in pesos)

	.....03-31-07....	....03-31-06....
CHANGES IN CASH		
Cash at beginning of year	35,324,639	8,877,291
Increase in cash	2,954,555	6,814,566
Cash at end of the period	**38,279,194**	**15,691,857**
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
Operating activities		
Net income for the period	12,406,888	50,430
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	5,092,423	3,032,383
Amortization of intangible assets	1,440,968	997,044
Minority interest and effects of translation	11,797,744	266,995
Income tax	4,398,561	3,608,651
Increase of reserves	231,137	2,913
Net changes in operating assets and liabilities		
(Increase) decrease in accounts receivable	(23,078,993)	36,240,492
Increase in other receivables	(17,814,491)	(5,389,460)
Decrease (increase) in inventories	1,062,635	(3,767,471)
Increase (decrease) in trade payables	12,421,851	(8,002,057)
Increase (decrease) in payroll, social security charges and taxes	3,522,598	(3,915,733)
Increase (decrease) in advances from clients	17,137,259	(12,556,773)
(Decrease) increase in other liabilities	(27,998,092)	29,840,122
Use of reserves	(48,960)	(35,000)
Net cash flows provided by operating activities	**571,528**	**40,372,536**
Investment activities		
Net increase in property, plant and equipment	(16,237,630)	(3,713,172)
Net increase in intangible assets	(1,469,715)	(940,443)
Net decrease in current and non-current investments	16,902,756	622,669
Dividends paid		(30,000,000)
Net cash flows generated by investing activities	**(804,589)**	**(34,030,946)**
Financing activities		
Increase in loans	3,187,616	472,976
Net cash flows generated by financing activities	**3,187,616**	**472,976**
INCREASE IN CASH	**2,954,555**	**6,814,566**

These consolidated financial statements, the notes 1 through 7 and schedules A, B, C, E, F and H are an integral part of the Company's individual financial statements and should be read jointly.

The report of May 11, 2007 is submitted in a separate document

DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparison with the consolidated financial statement as of March 31, 2006 and December 31, 2006 - in pesos)

1. BASES OF PRESENTATION AND CONSOLIDATION

In accordance with legal and professional standards, the consolidated financial statements are complementary information to the individual financial statements of the Company. In order to comply with General Resolution 368/01 and complementary of the National Securities Commission (CNV), the consolidated financial statements of Socotherm Américas S.A. and subsidiaries are disclosed prior to the individual financial statements of the Company.

The consolidated financial statements of the Company have been prepared applying the procedure established in Technical Resolution (TR) 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) adopted by General Resolution 459/04 of the CNV.

For the purpose of preparing these consolidated financial statements, the financial statements of Socotherm Américas S.A. and subsidiary companies have been used as indicated below, according to the dates mentioned:

Company	% held in capital stock and votes	
	...03-31-07...	...12-31-06...
Soco-Ven S.A.	80.00	80.00
Socobras Participações Ltda.	99.99	99.99
Socotherm Argentina S.A.	90.00	90.00
Atlántida Socotherm S.A.	50.00 (1)	50.00 (1)
Socotherm Brasil S.A.	50.00 (2)	50.00 (2)
Socotherm West Africa Ltd.	51.00	51.00
Socotherm Angola Ltd.	49.00 (3)	49.00 (3)
Socotherm Nigeria Ltd.	40.00 (4)	40.00 (4)

(1) Share of Soco-Ven S.A. on the capital and votes of Atlántida Socotherm S.A.
(2) Share of Socobras Participações Ltda. on the capital and votes of Socotherm Brasil S.A.
(3) The Company has an agreement for syndication of shares for an additional 5% of the Socotherm Angola Ltd. shareholding.
(4) Share of Socotherm West Africa Ltd. on the capital and votes of Socotherm Nigeria Ltd. Socotherm West Africa Ltd. has an agreement for syndication of shares for an additional 20% of the Socotherm Nigeria Ltd. shareholding.

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

As of March 31, 2007 and December 31, 2006 the Company directly owns Soco-Ven S.A., Socobras Participações Ltda., Socotherm Argentina S.A., Socotherm West Africa Ltd. and Socotherm Angola Ltd. In turn, Soco-Ven S.A. holds 50% of the capital stock of Atlántida Socotherm S.A., Socobras Participações Ltda. holds 50% of the capital stock of Socotherm Brasil S.A., and Socotherm West Africa Ltd. holds 40% of Socotherm Nigeria Ltd.

On August 10, 2005, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) issued Resolution CD 93/2005 as part of the unification of accounting standards process at national level, which also included the issuance of Resolution 312/2005 of the FACPCE. The CNV approved such standards with certain changes through its Resolution 485 of January 4, 2006.

As regards the issues that became applicable during the year started January 1, 2006 and according to the terms of Resolution 487 of the CNV of February 1, 2006, the Company has opted to recognize no liability for deferred tax (with an equal amount being credited to the income accounts of prior years and income accounts of the period), which arises from the difference for adjustment for accounting inflation of its property, plant and equipment that amounts to 0.9 million approximately having an estimated reversion term of 4 to 5 fiscal years.

Likewise, as established in the accounting standards mentioned in the first paragraph, as from the fiscal year commenced on January 1, 2006, the Company has disclosed the temporary translation difference in a specific caption of shareholders' equity.

With respect to the unification of accounting standards, the Board of the Company estimates that there are no significant effects other than those previously mentioned.

2. VALUATION CRITERIA

a) The financial statements of subsidiaries used for consolidation purposes have been prepared on the bases of criteria essentially consistent with those applied by Socotherm Américas S.A. for preparing the individual financial statements, which are detailed in the notes.

b) Prior to consolidation, the financial statements of the subsidiaries Socobras Participações Ltda., Socotherm Brasil S.A., Altántida Socotherm S.A., Socotherm West Africa Ltd. and Socotherm Angola Ltd. were translated to Argentine pesos, as described in Note 1, "Permanent Investments" of the individual financial statements of Socotherm Americas S.A.

c) These financial statements recognize the effects of the changes in the currency's acquisition power up to December 31, 2002, following the restatement method established in Technical Resolution 6. Decree 664/03 of the Executive Power and Resolution 441/03 of the CNV suspended the preparation of financial statements in constant currency units as from March 1, 2003. On the other hand, generally accepted accounting principles discontinued the restatement of financial statements in constant currency units as from September 30, 2003 in line with Resolution MD 41/03 of the CPCECABA. The variation of the domestic wholesale price index –established for restatement of financial statements in constant currency units- between January 1 and September 30, 2003, was not significant.

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

3. BREAKDOWN OF THE MAIN CAPTION OF THE CONSOLIDATED FINANCIAL STATEMENTS

3.1 Cash and banks

	..03-31-07....	..12-31-06...
Cash	402,980	171,003
Checks to be deposited	21,605	5,416
Banks	37,854,609	35,148,220
Total	**38,279,194**	**35,324,639**

3.2 Investments

	..03-31-07....	..12-31-06...
Government bonds, corporate bonds and shares	2,482,292	4,805,649
Time deposits	70,323,403	85,147,550
Total	**72,805,695**	**89,953,199**

3.3 Trade accounts receivable

	..03-31-07....	..12-31-06...
Debtors	196,933,582	165,072,382
Related companies	3,083,071	11,865,278
Less: Allowance for doubtful accounts (schedule E)	(1,016,540)	(1,061,472)
Total	**199,000,113**	**175,876,188**

3.4 Other receivables

	..03-31-07....	..12-31-06...
Current		
Credit tax balance	41,542,206	35,632,346
Prepaid expenses	25,360,699	5,229,707
Claim to insurance company	2,754,000	2,754,000
Related companies	4,912,386	10,692,705
Advances to customs agents	2,693,445	1,074,906
Advances to suppliers	2,226,745	538,436
Advances to employees	854,795	788,211
Recovery of expenses to be invoiced	221,740	448,705
Miscellaneous	3,178,505	9,761,247
Total	**83,744,521**	**66,920,263**

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Non-current		
Value added tax	980,981	
Related companies	10,411,650	10,402,398
Total	**11,392,631**	**10,402,398**

3.5 Inventories

	..03-31-07....	..12-31-06...
Finished products	1,301,108	1,271,704
Products for resale	526,006	23,175,843
Materials, raw materials and production in process	78,785,028	67,398,019
Advances to suppliers	10,191,359	6,044,074
Goods in transit	9,186,258	3,162,754
Less: Allowance for obsolescence of inventories (schedule E)	(1,015,151)	(1,011,741)
Total	**98,974,608**	**100,040,653**

3.6 Trade accounts payable

	..03-31-07....	..12-31-06...
Suppliers	86,475,989	48,237,261
Related companies	51,525,208	77,342,085
Total	**138,001,197**	**125,579,346**

3.7 Loans

	..03-31-07....	..12-31-06...
Current		
Bank and financial	35,041,668	32,805,380
Advances in current account	27,288,595	17,798,066
Financial leasing contract	183,005	153,333
Total	**62,513,268**	**50,756,779**

	..03-31-07....	..12-31-06...
Non-current		
Bank and financial	50,171,252	58,740,125
Financial leasing contract	387,764	387,764
Total	**50,559,016**	**59,127,889**

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

3.8 Advances from clients

	..03-31-07....	..12-31-06...
Common	120,951,858	103,814,599
Total	**120,951,858**	**103,814,599**

3.9 Taxes

	..03-31-07....	..12-31-06...
Current		
Income tax accrual net of credit balance	2,556,865	2,399,414
Other taxes	844,542	649,034
Total	**3,401,407**	**3,048,448**
Non-current		
Income tax deferral - Decree No. 22.021	4,357,830	4,357,830
Minimum deemed income tax	2,499,385	
Deferred tax liabilities (note 4)	6,123,349	3,129,179
Total	**12,980,564**	**7,487,009**

3.10 Other liabilities

	..03-31-07....	..12-31-06...
Current		
Dividends payable	4,935,428	4,569,264
Related companies	64,595,459	88,793,117
Royalties payable	782,577	708,671
Miscellaneous	292,964	4,471,565
Total	**70,606,428**	**98,542,617**
Non-current		
Related companies	44,725,582	46,555,632
Total	**44,725,582**	**46,555,632**

3.11 Other income, net

	..03-31-07....	..12-31-06...
Recovery of expenses		490,678
Gain from sale of property, plant and equipment	2,659	1,490
Remission of the debt of Socotherm Spa. to Socotherm Angola Ltd.	6,097,817	
Royalties	1,551,680	
Miscellaneous	291,240	(59,232)
Total	**7,943,396**	**432,936**

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

4. INCOME TAX

The consolidated equity balance of the net deferred tax (liabilities) and of March 31, 2007 and December 31, 2006 is as follows:

Detail	..03-31-07....	..12-31-06...
Intangible assets -Preoperative expenses	(3,723,783)	(3,751,497)
Property, plant and equipment, inventories, receivables and current investments	(3,777,337)	(1,166,854)
Non-deductible allowances	1,134,903	350,984
Other liabilities - interest	727,242	
Accumulated losses	(241,624)	1,153,630
Miscellaneous	(242,750)	284,558
	(6,123,349)	(3,129,179)

The charge for income tax is as follows:

	..03-31-07....	..12-31-06...
Income tax determined	(1,404,391)	(1,206,338)
Variation of deferred tax	(2,994,170)	(2,402,313)
	(4,398,561)	(3,608,651)

The reconciliation between accounting and tax result is as follows:

	..03-31-07....	..12-31-06...
Income for the year before income tax	25,056,436	5,798,744
Tax determined (current rate applied for income tax: 35%)	(8,769,753)	(2,029,560)
Subtotal	(8,769,753)	(2,029,560)
Permanent differences	4,371,192	(1,579,091)
Tax determined	(4,398,561)	(3,608,651)

5. BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES AND PAYABLES AS OF MARCH 31, 2007 ACCORDING TO MATURITY

Classification of balances of current investments, receivables and payables is as follows:

5.1 Current investment

Within 3 months	188,557
Between 6 and 9 months	72,617,138
Total current investments	**72,805,695**

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

5.2 Receivables

a) Total amount of past due receivables:

Within 3 months	15,402,017
Between 3 and 6 months	9,564,018

b) Total amount of receivables with no specific due date — 48,931,748

c) Total amount of receivables to become due:

Within 3 months	145,251,847
Between 3 and 6 months	10,835,082
Between 6 and 9 months	33,768,214
Between 9 and 12 months	20,008,248
More than 1 year	11,392,631
Total receivables	**295,153,805**
Total current investments and receivables	**367,959,500**

5.3 Payables (except loans and non-current accruals)

a) Total amount of payables with no specific due date — **42,173,760**

b) Total amount of payables to become due:

Within 3 months	95,415,306
Between 3 and 6 months	64,826,731
Between 6 and 9 months	79,819,905
Between 9 and 12 months	54,236,770
Between 1 and 2 years	5,164,814
Between 2 and 3 years	55,595,318
Total payables to become due	**355,058,844**
Total payables	**397,232,604**

Payables do not accrue interest nor are they subject to any adjustment clauses, except for those detailed in note 13 to the individual financial statements.

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

5.4 Loans

Total amount of loans to become due:

Within 3 months	62,167,584
Between 3 and 6 months	115,228
Between 6 and 9 months	115,228
Between 9 and 12 months	115,228
Between 1 and 2 years	26,192,249
Between 2 and 3 years	24,366,767
Total loans	**113,072,284**

Loans accrue interest at an annual average rate of 10%.

6. TAX LAWSUITS - SOCOTHERM BRASIL S.A.

Socotherm Brasil S.A. (subsidiary company through Socobras Participações Ltda,) had tax lawsuits filed as of March 31, 2007 and December 31, 2006 in an approximate amount of 7,970,000 and 6,415,000, respectively, which the legal and tax advisors have classified as having a "possible" outcome and have not been classified as of year/period end. The Company management and the legal and tax advisors as well have considered that all existing contingencies at period/year-end have been adequately provisioned.

7. TRANSLATION OF THE FINANCIAL STATEMENTS INTO ENGLISH

The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina which vary in certain significant respects from accounting principles generally accepted in the United States of America. The financial statements have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

The report of May 11, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE A

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

PROPERTY, PLANT AND EQUIPMENT

	Original values					Depreciation					
	Balance at beginning of year	Acquisition Section 33 Corporation law	Increases (2)	Disposals and transfers	Balance at end of period	Accumulated at beginning of year	of period Rates (3)	of period Amount	Accumulated at end of period	Resulting net
Buildings	20,637,097		1,771,457	(92,913)	22,315,641	4,580,095	3	1,115,594	5,695,689	16,619,952
Facilities	55,170,362		648,622	(89,802)	55,729,182	5,748,425	(3)	977,685	6,726,110	49,003,072
Vehicles	4,605,549		319,359	(49,294)	4,875,614	3,320,941	(3)	229,638	3,550,579	1,325,035
Furniture and fixtures (1)	7,805,532		560,074	765,266	9,130,872	4,905,983	10	311,072	5,217,055	3,913,817
Machinery and tools	183,926,498		5,579,741	30,346,541	219,852,780	66,779,251	(3)	2,458,434	69,237,685	150,615,095
Works in process	36,048,874		7,358,376	(36,561,411)	6,845,839			0	0	6,845,839
TOTAL 03-31-2007	308,193,912		16,237,629	(5,681,613)	318,749,928	85,334,695		5,092,423	90,427,118	228,322,810
TOTAL 12-31-2006	148,690,137	107,203,594	52,313,898	(13,717)	308,193,912	69,626,598		15,708,097	85,334,695	222,859,217

(1) Includes computing equipment
(2) Includes translation effect
(3) Depreciation rates have been determined in accordance with the estimated useful life of each item

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE B

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

INTANGIBLE ASSETS

	Original values				Amortization				Resulting net
	Balance at beginning of year	Acquisition Soction 33 Corporation law	Increases (2)	Balance at end of year	Accumulated at beginning of period	of period %	of period Amount	Accumulated at end of period	
Patents and trademarks	209,799		-	209,799	209,799			209,799	-
Goodwill	37,064,196		107,929	37,172,125					37,172,125
Pre-operating expenses	25,317,965		1,361,786	26,679,751	14,599,403		1,440,968	16,040,371	10,639,380
TOTAL 03-31-07	**62,591,960**		**1,469,715**	**64,061,675**	**14,809,202**		**1,440,968**	**16,250,170**	**47,811,505**
TOTAL 12-31-06	**19,114,517**	**7,612,503**	**35,864,940**	**62,591,960**	**9,586,065**		**5,223,137**	**14,809,202**	**47,782,758**

(1) Includes translation effect

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE C

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

INVESTMENTS

	03-31-07	12-31-06
NON-CURRENT INVESTMENTS		
Xante S.A. (1)	6,755,997	6,047,635
Investment in Sociedad de Garantía Recíproca		2,234,122
Risk funds of Garantizar S.G.R.	6,955,402	4,496,925
TOTAL	13,711,399	12,778,681

(1)

Principal activity	Date	Minimum capital	Loss for the period	Shareholders' Equity	Percentage of share in the capital
Industrial	09/30/06	1,449,980	(2,536,298)	44,715,853	23 %

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE E

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

ALLOWANCES AND RESERVES

	Balance at beginning of year	Increases (1)		Decreases (6)	Balance at beginning of year	Balance (1)
Deducted from assets						
Allowance for obsolescence of inventories	1,011,741	3,410	(2)	-	1,015,151	1,011,741
Reserve for doubtful accounts	1,061,472	4,028	(5)	(48,960)	1,016,540	1,061,472
TOTAL 03-31-07	**2,073,213**	**7,438**		**(48,960)**	**2,031,691**	
TOTAL 12-31-06	**2,642,898**	**317,698**		**(887,383)**		**2,073,213**
Included in liabilities						
Allowance for labor lawsuits	2,830,287	223,699	(3)	-	3,053,986	2,830,287
TOTAL 03-31-07	**2,830,287**	**223,699**		**-**	**3,053,986**	
TOTAL 12-31-06	**754,424**	**1,585,727**		**(1,204,693)**		**2,830,287**

(1) Includes translation effect
(2) Charged to obsolescence of inventories of Schedule H
(3) Charged to Payroll and social security charges of Schedule H
(4) Use of reserves
(5) Charged to Miscellaneous of Schedule H

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE F

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

COST OF SALES

	..03-31-07...	..03-31-06...	
Inventories at beginning of year	101,052,394	79,245,599	(1)
Purchases	55,926,835	42,019,421	
Manufacturing expenses (schedule H)	50,639,647	28,103,800	
Holding results	(1,198)	171,775	
Inventories at end of period	(99,989,759)	(83,010,157)	
COST OF SALES	**107,627,919**	**66,530,438**	

(1) Includes the effect of translation

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
CONSOLIDATED INFORMATION REQUIRED BY SECTION 64.b) OF THE CORPORATION LAW
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(presented in comparative form - in pesos)

	Manufacturing expenses	Selling expenses	Administration expenses	Total
Payroll and social security charges	16,230,753	975,598	4,463,772	21,670,123
Personnel contracted	1,173,916		513	1,174,429
Bonus to personnel	761,955			761,955
Spare-parts and repairs	2,380,951	32,667	123,074	2,536,692
Supplies	7,447,584	7,770	30,807	7,486,161
Rents, taxes and services	6,018,232	27,802	109,683	6,155,717
Fees and compensation for services	308,499	14,889	977,611	1,300,999
Travel expenses	537,096	510,939	551,093	1,599,128
Royalties affiliated companies	284,273			284,273
Royalties non-affiliated companies	39,177			39,177
Depreciation of property, plant and equipment	4,543,551		548,872	5,092,423
Amortization of intangibles	1,440,968			1,440,968
Freight and rental of equipment	2,515,685	100,787	2,983	2,619,455
Advertising and subscriptions	49,142	84,710	72,222	206,074
Insurance and patents	336,660	7,171	471,346	815,177
Stamp tax	126	130	95	351
Fines and surcharges	932,040		5,053	937,093
Industrial security and other services	759,423	2,141	144,746	906,310
Stationery and postage	74,581	13,101	65,330	153,012
Technical assistance and research	728,504	1,324	10,597	740,425
Obsolescence of inventories	4,292			4,292
Import/ export expenses	5,483			5,483
Reprocessing				
Miscellaneous	4,066,756	168,648	2,516,140	6,751,544
TOTAL 03-31-07	**50,639,647**	**1,947,677**	**10,093,937**	**62,681,261**
TOTAL 03-31-06	**28,103,800**	**2,036,685**	**3,408,877**	**33,549,362**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
BALANCE SHEET AS OF MARCH 31, 2007
(presented in comparison with the general balance sheet as of December 31, 2006)
(in pesos)

	....03-31-07....	...12-31-06....
ASSETS		
CURRENT ASSETS		
Cash (note 2.1)	2,179,065	7,227,743
Investments (note 2.2)	72,617,138	88,944,434
Accounts receivable (note 2.3)	56,530,242	41,160,842
Other receivables (note 2.4)	22,102,082	18,508,416
Inventories (note 2.5)	37,407,911	35,019,637
Total Current Assets	**190,836,438**	**190,861,072**
NON-CURRENT ASSETS		
Investments (note 2.2)	99,244,807	89,879,499
Property, plant and equipment (schedule A)	24,144,664	21,957,627
Intangible assets (schedule B)	40,091,073	40,170,255
Total Non-Current Assets	**163,480,544**	**152,007,381**
TOTAL ASSETS	**354,316,982**	**342,868,453**
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable:		
Payables (note 2.6)	13,066,933	19,530,669
Loans (note 2.7)	12,121,601	6,348,731
Payroll and social security charges	1,786,631	1,303,269
Taxes (note 2.8)	157,113	117,210
Advances from clients	-	83,108
Other (note 2.9)	66,258,006	68,983,403
Total Current Liabilities	**93,390,284**	**96,366,390**
NON-CURRENT LIABILITIES		
Trade accounts payable:		
Loans (note 2.7)	387,764	387,764
Taxes (note 2.8)	10,522,861	6,827,397
Other (note 2.9)	44,754,223	46,555,632
Total payables	55,664,848	53,770,793
Allowances and reserves (schedule E)	470,752	470,752
Total Non-Current Liabilities	**56,135,600**	**54,241,545**
TOTAL LIABILITIES	**149,525,884**	**150,607,935**
SHAREHOLDERS´ EQUITY		
(as per respective statement)	**204,791,098**	**192,260,518**
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	**354,316,982**	**342,868,453**

Notes 1 through 15 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
STATEMENT OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(presented in comparison with the statement of operations for the three-month period ended March 31, 2006 - in pesos)

	......03-31-07......	.....03-31-06.....
Net sales	38,363,242	26,197,361
Cost of sales (schedule F)	(29,836,967)	(24,481,436)
Gross Profit	**8,526,275**	**1,715,925**
Selling expenses (schedule H)	(571,101)	(387,858)
Administration expenses (schedule H)	(2,686,631)	(1,981,375)
Permanent investments	7,067,579	1,138,676
Operating profit, net (note 2.10)	3,430,699	1,622,602
Financial and holding results		
Generated by assets		
Interest	1,851,342	171,682
Exchange differences	(95,255)	204,787
Holding results	-	171,775
Generated by liabilities		
Tax on bank debits and credits	(396,973)	(556,979)
Interest and financial expenses	(1,129,924)	(179,575)
Exchange rate differences	(1,860,044)	(917,277)
Profits before taxes	**14,135,967**	**1,002,383**
Income tax (note 5)	(1,729,079)	(951,953)
NET INCOME FOR THE PERIOD	**12,406,888**	**50,430**
Profit per share (note 1)		

Notes 1 through 15 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(presented in comparison with the statement of changes in shareholders' equity for the fiscal year ended December 31, 2006 and with the statement of changes in shareholders' equity for the three-month period ended March 31, 2006 - in pesos)

	03-31-07							12-31-06	03-31-06
	Shareholders contributions		Temporary	Appropriated earnings		Unappropriated	Total	Total	Total
	Capital Stock	Issuance premium	Translation differences	Legal reserve	Voluntary reserve	earnings			
Balances at beginning of year	**85,000,000**	**88,285,529**	**4,473,776**	**4,910,754**	**1,351,967**	**8,238,492**	**192.260.518**	**110.469.384**	**110.469.384**
Distribution of cash dividends (1)						(3,913,466)	(3.913.466)		
Legal and voluntary reserve (1)				391,347	3,933,679	(4,325,026)			
Distribution of cash dividends (2)								(30.000.000)	(30.000.000)
Capital increase (note 10)	-						-	103.285.529	
Variation of the period/year			4,037,158				4.037.158	678.672	(824.368)
Net income for the period/year						12,406,888	12.406.888	7.826.933	50.430
Balance as of end of period/year	***85,000,000***	***88,285,529***	***8,510,934***	***5,302,101***	***5,285,646***	***12.406.888***	***204.791.098***	**192.260.518**	***79.695.446***

(1) Approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 13, 2007
(2) Approved by the General Shareholders' Meeting held on April 10, 2006

Notes 1 through 15 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(presented in comparison with the statement of cash flows for the three-month period ended March 31, 2006 - in pesos)

	......03-31-07....	......03-31-06....
CHANGES IN CASH		
Cash at beginning of year	7,227,743	2,541,404
(Decrease) Increase in cash	(5,048,678)	4,447,236
Cash at end of period	**2,179,065**	**6,988,640**
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
Operating expenses		
Net income for the period	12,406,888	50,430
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	787,165	1,198,349
Amortization of intangible assets	1,440,968	997,044
Net value of disposals of property, plant and equipment	-	
Income tax	1,729,079	951,953
Increase of provisions	4,292	
Permanent investments	(7,067,579)	(1,138,676)
Net changes in operating assets and liabilities		
(Increase) decrease in accounts receivable	(15,369,400)	32,979,837
Decrease in advances from clients	(83,108)	(4,411,800)
Increase in other receivables	(4,126,666)	(1,484,135)
Increase in inventories	(2,392,566)	(2,864,027)
(Decrease) increase in trade payables	(6,463,736)	59,036
(Decrease) increase in payroll, social security charges, taxes and other	(5,417,622)	28,885,042
Use of reserves		(35,000)
Net cash flows provided by operating activities:	**(24,552,285)**	**55,188,053**
Investment activities		
Dividends paid	-	(368,862)
Increase in property, plant and equipment	(2,974,202)	(940,443)
Increase in intangible assets	(1,361,786)	(111,632)
Decrease (increase) in non-current investments and translation reserve	1,739,429	(273,666)
Decrease (increase) in non-current investments	16,327,296	(30,000,000)
Net cash flows used in investment activities:	**13,730,737**	**(31,694,603)**
Financing activities		
Increase (decrease) in loans	5,772,870	(19,046,214)
Net cash flows provided by financing activities:	**5,772,870**	**(19,046,214)**
(DECREASE) INCREASE IN CASH	**(5,048,678)**	**4,447,236**

Notes 1 through 15 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form)
(in pesos)

1. BASES OF PRESENTATION

Accounting principles applied: These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission (CNV), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) through its Resolution No 93/05, with the amendments and clarifications specifically introduced by the CNV.

Consideration of the effects of inflation: The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

Likewise, as established in the accounting standards mentioned in the first paragraph, as from the fiscal year commenced on January 1, 2006, the Company has disclosed the temporary translation difference in a specific caption of shareholders' equity.

Main criteria on valuation, measurement of results and disclosure applied to prepare the financial statements: These criteria are as follows:

Monetary items: Cash and banks, temporary investments, receivables and payables in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the period/year. Non-current long term receivables and liabilities that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value being non-significant the differences in relation to their present values.

Assets and liabilities denominated in foreign currency: They have been valued at the rates of exchange applicable as of the end of each period/year. There are no cases of non-current long term receivables and liabilities that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated which would have therefore required the determination of present values

Allowances – deducted from assets: They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain at each period/year-end.

Inventories: Finished products and products for resale, production in process and raw materials have been valued at their reproduction and replacement.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

The values thus determined, net of the allowance for obsolescence, do not exceed, as a whole, their recoverable value.

Current investments: Units of ownership in mutual funds, government bonds and listed shares have been valued at their quoted price as of the end of the period/year, net of estimated sale expenses.

Permanent investments: The investments in subsidiary companies Soco-Ven S.A., Socotherm Argentina S.A., Socobras Participações Ltda, Socotherm West Africa Ltd, and Socotherm Angola Ltd have been valued on the equity method on the basis of the financial statements as of the end of the period/year.

For determining the value of the average equity value of Soco-Ven S.A. (company that owns shares of Atlántida Socotherm S.A.), Socobras Participações Ltda (company that owns shares of Socotherm Brasil S.A.), Socotherm West Africa Ltd. (company that owns shares of Socotherm Nigeria Ltd) and Socotherm Angola Ltd., the criteria established in the second part of Technical Resolution 18 of the FACPCE were applied The issues that were taken into account for the purpose of reclassification, among other, are: a) the subsidiary operations are developed in a currency other than the Argentine peso; b) the financing of the subsidiary operations may be independent from that of the investing company; and c) the transactions with the investing company are not a high proportion of the subsidiary activities.

As of March 31, 2007 and December 31, 2006, the investment in the related company Xante S.A. has been valued at acquisition cost. The current stage of development of said company has not yet achieved its normal production and sale level. The acquisition cost does not differ significantly from the value of the investment on the equity method nor does it exceed its recoverable value.

The Company understands that it has no significant influence, that is, political power to take part in the political operating and financial decisions of the related company, due to the following reasons:

- The Company does not own a significant percentage that would allow it the necessary votes to influence the ordinary and extraordinary decisions of Xante S.A.;
- The Company has not appointed any of the Board of Directors´ members of Xante S.A.;
- The Company does not participate in establishing the operating and financial policies of Xante S.A.;
- There are no significant operations between the companies;
- There is no interchange of directors or managers between the companies;

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

- There is no technical, financial or trade dependency;

- The Company has no privileged access to the information on the handling of Xante S.A.;
- The Company has no right of purchase on the shares of the remaining shareholders;
- There are no agreements allowing to transfer the management of the Company to a minority group;
- Except for the participation of the Company, the capital stock is owned by three shareholders that represent 77% of such capital. Likewise, each one of said shareholders taken individually, owns higher participation in Xante S.A. that the Company itself.

Based on the information provided by that company's Board of Directors and Management, no significant variations occurred between September 30, 2006 (date of the last audited financial statements) and March 31, 2007 (closing date of the financial statements).

As of December 31, 2006, the Company has valued at cost the contribution to the trust fund Fondo Específico de Riesgo Fiduciario "Soco-Ril" - Garantizar S.G.R. The acquisition cost value does not significantly differ from the average equity value of the financial statements as of June 30, 2006 (date of the last audited financial statements).

The Company has valued the contribution to the risk fund of Garantizar S.G.R. at cost.

Property, plant and equipment – Original values: They have been valued at cost restated in nominal currency, as indicated in the second paragraph of this note.

Depreciation – These have been determined by applying the straight-line method over the estimated useful life of the assets.

The residual values of property, plant and equipment do not exceed, as a whole, their recoverable values.

Intangible assets - Original values: Intangible assets have been valued at cost restated in accordance with the criterion mentioned in the second paragraph of this note, net of accumulated amortization

During year 2005, a goodwill was recognized generated from the purchase of 22% of the Soco-Ven S.A. shareholding, subsidiary of Socotherm Americas S.A. arising from the higher value paid on the equity method of such shares. Such goodwill was valued at acquisition cost as established in Technical Resolutions 21 and 18.

By the end of year 2006 the Company recorded a goodwill from the purchase of 51% of the Socotherm West Africa Ltd shareholding and 49% of the Socotherm Angola Ltd shareholding, arising from the higher value paid on the equity method of such shares. Such goodwill was valued at acquisition cost according to the terms of Technical Resolutions No. 21 and No. 18. Both companies are owned by Socotherm Americas S.A. (see note 12).

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Amortization: Amortization has been calculated applying the straight line method, using the rates of the useful life assigned.

The Company has determined that the goodwill values have an indefinite useful life and are, therefore, not depreciated. The Company has budgeted positive sustainable results for the next months based on the contracts already entered into with the principal clients of the Socotherm group.

Residual values of intangible assets do not exceed, taken as a whole, their recoverable values

Income tax: The Company determines the income tax by applying the deferred tax method, This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes, and from existing tax losses and unused tax credits that may be applied to offset future taxable income computed considering the current 35% tax rate. In accordance with professional accounting standards effective during previous years, the Company considered the difference between the accounting and tax values of property, plant and equipment for the income tax arising from the restatement to constant currency, as a permanent difference for the purpose of calculating the deferred tax.

By applying the terms of General Resolution 487/06 of the National Securities Commission the Company decided not to record as a temporary difference the effects of such restatement and to continue with the criterion used to date. Consequently, in accordance with the referred resolution: (i) as of March 31 2007, the not recorded deferred tax liability (that is, the difference between the accounting and the tax value) is 0,9 million pesos, approximately; (ii) the estimate term for its reversion is 4 to 5 years, approximately; (iii) assets and liabilities for deferred tax are measured at their nominal value; and (iv) should the initial recognition of the issue mentioned in (i) had been taken as a deferred tax liability, an estimated 0,2 million pesos gain would have been computed charged to the income tax of each year. The Company determined the tax on minimum deemed income by applying the 1% rate on computable assets at period/year-end. This tax is a complement of the income tax.

The Company´s tax obligation will coincide with the highest value arising from the determination of the tax on minimum deemed income and the tax obligation of the income tax. However, should the tax on minimum deemed income exceeds in one fiscal year the income tax payable, such excess can be computed as payment to account of any excess of the income tax payable on the tax on minimum deemed income that could arise in any of the next ten fiscal years.

Shareholders' equity accounts: Balances have been restated as indicated in the second paragraph of this note, except for the Capital stock account which has been maintained at its original value.

Statement of operation accounts: These have been maintained at nominal values, except for those representing non-monetary assets consumed and holding results, which have been determined on the basis of the restated values of such assets, and the result of permanent investments, which has been determined on the above-mentioned equity method.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Information by segments: The Company focus its operations on the anticorrosive coating industry both in the local and foreign markets. During the three-month period ended March 31, 2007, the

Company has concentrated a large part of the operations on the local market. Information related to segments is disclosed in the information summary.

Determination of profits per share: The basic profit per share as of March 31, 2007 and December 31, 2006 arises by dividing the results of each period/year by the number of shares outstanding existing to such dates.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires the Board and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts could differ from those estimates.

2. BREAKDOWN OF MAIN CAPTIONS

2.1 Cash and banks

	...03-31-07...	..12-31-06...
Cash in local currency	62,829	8
Cash in foreign currency (schedule G)	211,043	48,429
Checks to be deposited	21,605	5,416
Banks in local currency	1,569,353	2,553,646
Banks in foreign currency (schedule G)	314,235	4,620,244
Total	**2,179,065**	**7,227,743**

2.2 Investments

	...03-31-07...	..12-31-06...
Current		
Government bonds, corporate bonds and shares in foreign currency (schedule G)	2,293,735	3,796,884
Time deposits	70,323,403	85,147,550
Total	**72,617,138**	**88,944,434**
Non-current		
Permanent investments (schedule C)	92,289,405	83,148,452
Investment in Sociedad de Garantía Recíproca		2,234,122
Risk funds of Garantizar S.G.R.	6,955,402	4,496,925
Total	**99,244,807**	**89,879,499**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

2.3 Accounts receivable

	..03-31-07...	..12-31-06...
Common debtors in local currency	354,531	233,649
Common debtors in foreign currency (schedule G)	31,868,409	19,908,828
Trade accounts receivable in foreign currency supported with notes (schedule G)	77,200	77,200
Parent, subsidiary and related companies (note 4 and schedule G)	24,971,242	21,682,305
Less: Allowance for doubtful accounts (schedule E)	(741,140)	(741,140)
Total	**56,530,242**	**41,160,842**

2.4 Other receivables

	..03-31-07..	..12-31-06...
Parent, subsidiary and related companies in foreign currency (note 4 and schedule G)	7,395,130	7,377,857
Advances to suppliers	231,741	
Income tax, credit balance	5,495,790	4,999,189
Advances to customs agents	2,693,445	1,074,150
Value added tax, credit balance		1,228,493
Advances to employees	774,124	723,317
Turnover tax, credit balance	1,295,266	1,102,441
Parent, subsidiary and related companies in local currency (note 4)	1,061,149	1,011,149
Minimum deemed income tax	2,499,385	
Recovery of expenses to be invoiced	221,740	448,705
Prepaid expenses	38,129	54,470
Miscellaneous	396,183	488,645
Total	**22,102,082**	**18,508,416**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

2.5 Inventories

	...03-31-07...	..12-31-06...
Products for resale	526,006	502,699
Finished products	1,301,108	1,271,704
Materials, raw materials and production in process	25,452,930	26,742,092
Advances to suppliers in local currency	1,798,171	458,644
Advances to suppliers in foreign currency (schedule G)	8,018,883	5,189,548
Raw material in transit	393,048	932,893
Less: Allowance for obsolescence of inventories (schedule E)	(82,235)	(77,943)
Total	**37,407,911**	**35,019,637**

2.6 Trade accounts payable

	...03-31-07...	..12-31-06...
Suppliers in local currency	3,784,899	4,380,386
Payables supported with notes	2,118,071	3,546,086
Suppliers in foreign currency (schedule G)	7,136,410	9,657,083
Subsidiary and related companies (note 4 and schedule G)	27,553	1,947,114
Total	**13,066,933**	**19,530,669**

2.7 Loans

	...03-31-07...	..12-31-06...
Current		
Bank loan in local currency	2,500,000	2,500,000
Advances in current account	9,438,596	3,695,398
Financial leasing contract	183,005	153,333
Total	**12,121,601**	**6,348,731**
Non-current		
Financial leasing contract	387,764	387,764
Total	**387,764**	**387,764**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

2.8 Taxes

	...03-31-07...	..12-31-06...
Current		
Value added tax	19,037	
Income tax withholding payable	130,973	92,415
Turnover tax	7,103	24,795
Total	**157,113**	**117,210**
Non-current		
Income tax deferral - Decree No, 22.021	4,357,830	4,357,830
Minimum deemed income tax	2,499,385	
Deferred tax liabilities (note 5)	3,665,646	2,469,567
Total	**10,522,861**	**6,827,397**

2.9 Other liabilities

	...03-31-07..	..12-31-06...
Current		
Parent, subsidiary and related companies in foreign currency (note 4 and schedule G)	61,553,030	68,237,159
Parent, subsidiary and related companies in local currency (note 4)		28,641
Dividends payable	3,913,467	
Royalties payable in foreign currency (schedule G)	782,577	708,671
Miscellaneous	8,932	8,932
Total	**66,258,006**	**68,983,403**
Non-current		
Parent, subsidiary and related companies in local currency (note 4)	28,641	
Parent, subsidiary and related companies in foreign currency (note 4 and schedule G)	44,725,582	46,555,632
Total	**44,754,223**	**46,555,632**

2.10 Other income and expenses, net

	...03-31-07..	..12-31-06...
Royalties	3,395,514	1,121,527
Recovery of expenses		490,678
Sale of securities	2,659	1,490
Rent		3,840
Miscellaneous	32,526	5,067
Total	**3,430,699**	**1,622,602**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

3. BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES AND PAYABLES AS OF MARCH 31, 2007 ACCORDING TO MATURITY

The breakdown of the balances of current investments, receivables and payables is as follows:

3.1 Current investments

Between 6 and months	72,617,138
Total current investments	**72,617,138**

3.2 Receivables

a) Total amount of past due receivables:	
Within 3 months	5,844,677
Between 3 and 6 months	9,564,018
b) Total amount of receivables with no specified due date	39,510,816
c) Total amount of receivables to become due:	
Within 3 months	17,885,499
Between 3 and 6 months	6,568,454
Total receivables	**79,373,464**
Total current investments and receivables	**151,990,602**

3.3 Payables (except loans and non-current accruals)

a) Total amount of payables with no specific due date	11,505,684
b) Total amount of payables to become due:	
Within 3 months	25,096,043
Between 3 and 6 months	18,898,987
Between 6 and 9 months	18,898,987
Between 9 and 12 months	6,868,982
Between 1 and 2 years	5,193,455
Between 2 and 3 years	17,294,135
Between 3 and 4 years	32,789,494
Total payables to become due	**125,040,083**
Total payables	**136,545,767**

Payables do not accrue interest nor are they subject to any adjustment clauses, except for those detailed in note 13.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

3.4 Loans

Total amount of loans to become due:

Within 3 months	11,775,917
Between 3 and 6 months	115,228
Between 6 and 9 months	115,228
Between 9 and 12 months	115,228
Between 1and 2 years	387,764
Total loans	**12,509,365**

Loans accrue interest at an annual average rate of 8.6%.

4. PARENT, SUBSIDIARIES AND RELATED COMPANIES AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

4.1 Balances as of March 31, 2007 and December 31, 2006 with the parent company and other subsidiary and related companies are as follows:

	...03-31-07...	...12-31-06...
Trade accounts receivable		
Socotherm S.p.A. (parent company)	128,603	127,006
Socotherm West Africa Ltda. (subsidiary company	5,160,635	4,464,095
Atlántida Socotherm S.A. (indirectly owned company)	282,388	297,255
Socotherm Angola Ltd. (subsidiary company)	17,927,594	15,900,401
Socotherm Nigeria Ltd. (indirectly owned company)	997,716	515,245
Socotherm Latinoamericana S.A. (related company)		(90,113)
Socotherm Middle East (related company)	474,306	468,416
	24,971,242	**21,682,305**
Other receivables		
Socotherm Latinoamericana S.A. (related company)	-	283,138
Socotherm USA (related company)	67,799	
Socotherm España (related company)	25,962	
Socotherm Nigeria Ltd. (indirectly owned company)	3,001	
Soco-Ven S.A. (subsidiary company)	1,061,149	1,011,149
Socobras Participações Ltda. (subsidiary company)	3,395,823	714,769
Socotherm Services Ltd. (subsidiary company)	31,287	31,287
Socotherm Angola (subsidiary company)	794,167	176,787
Socotherm Brasil S.A. (indirectly owned company)	3,077,090	5,171,876
	8,456,278	**8,389,006**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Trade accounts payable		
Socotherm Latinoamericana S.A. (related company)		1,058,900
Atlántida Socotherm S.A (indirectly owned company)		175,269
Socotherm Brasil S.A. (indirectly owned company)	27,553	384,860
Socobras Participações Ltda. (subsidiary company)		82,157
Socotherm West Africa Ltda. (subsidiary company)		180,107
Socotherm S.p.A, (parent company)		65,821
	27,553	**1,947,114**

	...03-31-07...	...12-31-06...
Other payables		
Current		
Socotherm Latinoamericana S.A. (related company)		1,682,408
Socotherm Services Ltd. (subsidiary company)		
Socotherm Argentina S.A. (subsidiary company)		28,641
Socotherm S.p.A. (parent company)	61,553,030	66,554,751
	61,553,030	**68,265,800**
Non-current		
Socotherm S.p.A. (parent company)	43,143,284	45,001,773
Socotherm Argentina S.A. (subsidiary company)	28,641	
Socotherm Services Ltd. (subsidiary company)	1,582,298	1,553,859
	44,754,223	**46,555,632**

4.2 Transactions with the parent company and other subsidiary and related companies:

	...03-31-07...	...12-31-06...
Purchases – Socotherm Latinoamericana S.A.		343,610
Sales to Socotherm S.p.A.		889,557
Sales to Socotherm Nigeria Ltd.	755,167	
Sales to Atlántida Socotherm S.A.	4,574	
Sales to Socotherm West Africa Ltda.	679,525	191,672
Sales to Socotherm Middle East		251,875
Sales to Socotherm Angola Ltd.	2,470,165	
Purchases Socotherm S.p.A.	2,238,008	473,100
Sales to Socotherm Brasil S.A.	11,586	3,343,154
Purchases to Socotherm Brasil S.A.	17,282	24,749

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

5. INCOME TAX

Total temporary differences as of March 31, 2007 and December 31, 2006 represent net liabilities for deferred tax of 3,665,646 and 2,469,567, respectively.

The Company has recorded an allowance for income tax as of March 31, 2007 of 533,000 which is shown in Current tax liabilities (net of advances and withholdings).

The breakdown of net deferred tax liabilities as of March 31, 2007 and December 31, 2006 is as follows:

Detail	...03-31-07...	...12-31-06...
Intangible assets – Pre-operating expenses	(3,723,783)	(3,751,497)
Fixed assets, inventories and current investments	(833,868)	(752,024)
Undeductible allowances	164,763	350,984
Exchange rate differences		(203,044)
Undeductible royalties	727,242	732,384
Specific accumulated losses		1,153,630
Deferred tax liabilities	(3,665,646)	(2,469,567)

The charge for income tax is as follows:

	...03-31-07...	...12-31-06...
Income tax determined	(533,000)	
Deferred tax variation	(1,196,079)	(951,953)
	(1,729,079)	(951,953)

The reconciliation between accounting and tax result is as follows:

	,..03-31-07...	...12-31-06...
Income for the year before income tax	14,135,967	1,002,383
Income tax effective rate 35%	(4,947,588)	(350,834)
Subtotal	(4,947,588)	(350,834)
Permanent differences	3,218,509	(601,119)
Tax determined	(1,729,079)	(951,953)

6. BUENOS AIRES PROVINCE REVENUE BUREAU

On September 22, 2000, the Revenue Bureau of the Province of Buenos Aires notified Socotherm Americas S.A. (ex-Soco-Ril S.A.) of the initiation of a summary proceeding as a consequence of the Company's alleged lack of compliance with Turnover tax obligations for fiscal periods 1998 to February 2000. On October 5, 2001, in due time and manner, the Company filed its reply, rejecting the claim.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Subsequent to such date, the Revenue Bureau of the Province of Buenos Aires notified Socotherm Americas S.A. (ex-Soco-Ril S.A.) of the initiation of a summary proceeding as a consequence of the Company's alleged lack of compliance with Turnover tax obligations for fiscal periods 1995 to 1998. On October 29, 2001, in due time and manner, the Company filed its reply, rejecting the claim,

In December 2001 the Buenos Aires Province Revenue Bureau established, at its own initiative, an assessment with regard to the fiscal obligations corresponding to the turnover tax for the periods January 1995 to February 2000, in the amount of 3,430,490 (nominal value). It is to be noted that this amount does not include interest or fines. On January 17, 2002, the Company filed an appeal against such assessment with the Tax Court of the Buenos Aires Province.

In this regard, it is to be noted that both management and tax advisors consider that the category in which the Company was registered for tax purposes is correct; therefore, no accrual has been recorded in relation to this claim. For the above reasons, the Company will carry out the necessary measures to enforce the rights to which it is entitled.

7. CAPITAL STOCK

As of March 31, 2007 the capital stock is 85,000,000 and is fully subscribed, paid-in and registered with the Public Registry of Commerce.

The capital stock for the last two years and for the last quarter ended March 31, 2007 is as follows:

	12/31/07	12/31//06	12/31/05
Common, registered shares n/v $ 1 and 5 vote per share	70,000,000	70,000,000	70,000,000
Common, class B, registered shares n/v $ 1 and 1 vote per share (see Note 10)	15,000,000	15,000,000	-
Total	85,000,000	85,000,000	70,000,000

8. AGREEMENT WITH TENARIS

In the Board of Directors' Meeting held on November 4, 2003, the General Manager of the Company informed the terms and conditions and the scope of the strategic alliance worldwide agreed upon by Socotherm S,p,A, and its directly and indirectly owned companies, and the Tenaris Group.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

9. MAIN CHARACTERISTICS OF THE RISK FUNDS OF GARANTIZAR S.G.R.

On December 29, 2005 and December 25, 2006, the Company entered into the contracts to contribute to the risk fund with Garantizar S.G.R. by which it acquired shares for 2,000,000 and 2,350,000, respectively, assuming the capacity as protecting partner of Garantizar. These contributions will generate a financial yield equivalent to the remaining contributions to the Risk Funds as a consequence of the investment.

The Company will annually assign 25% of the return to be accrued as gross yield derived from the return of investments made with the assets of the fund. Likewise, as administrator of its participation in such funds, the Company will pay annual anticipated fees for 2.5% on the available balance of the contribution.

10. PUBLIC OFFER OF SHARES – PRESENTATION OF THE PROSPECTUS TO THE NATIONAL SECURITIES COMMISSION (CNV) – NOTICE OF SUBSCRIPTION

The Ordinary and Extraordinary Shareholders´ Meeting held on April 28, 2006 decided:

- The joining of the Company to the Public Offer of Shares Regime and the approval to request the authorization for public offer of all its capital stock in the National Securities Commission (CNV) and to quote in the Buenos Aires Stock Exchange (BCBA). To comply with such decision, such Meeting also decided that the Company's Board will determine the convenience of joining the Public Offer of Shares regime in accordance with the results arising from the "book-building" process carried out for the placement of shares;

- To approve an increase of the Company's capital stock of 20,000,000 through the issuance of 20,000,000 common Class B registered shares of 1 (one) vote each and $ 1 (one peso) nominal value per share, to be placed in public subscription in the Argentine Republic and abroad in conformity with the applicable regulations.

On November 1, 2006, the Company published in the Official Gazette the subscription of 15,000,000 new common Class B registered shares of 1 (one) vote each and $ 1 (one peso) nominal value per share (the "New Shares") to be placed in public offer (the "Offer") authorized by the Buenos Aires Stock Exchange (the "CNV") in its Resolution No. 15,491, in accordance with the terms and conditions that are included in the information prospectus of the New Shares.

The Company's subscription of shares closed on November 9 with a price of $ 7.3 pesos per share.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

11. LIMITATIONS ON APPROPRIATION OF INCOME

Under the by-laws, the Corporations law and CNV regulations, 5% of the income of the year added the adjustments of prior years should be transferred to the Legal Reserve, until the reserve is 20% of the adjusted capital.

12. ACQUISITION OF THE SHARES OF SOCOTHERM WEST AFRICA LTD. (SCWA) AND SOCOTHERM ANGOLA LTD. (Socotherm Angola).

On April 28, 2006 the Company's Ordinary and Extraordinary Meeting of Shareholders decided to earmark US dollars 18,000,000 from the funds obtained through the placement of class B shares mentioned in note 10 to purchase shares of (1) SCWA, which controls Socotherm Nigeria Ltd. by means of an agreement for syndication of shares with other shareholders, and shares of (2) Socotherm Angola owned by Socotherm SpA (parent company). The negotiation of the terms and conditions for the purchase of such shares was delegated to the Board.

On July 28, 2006 the Company's shareholders informed that the technical assessments carried out to determine the value of 51% of SCWA shares and 49% of Socotherm Angola shares were higher than the value previously assessed. The shareholders considered the results of the technical assessments and the opinions of the Audit Committee and concluded that the difference of value was reasonable. To date, Socotherm Angola was awarded the "Saxi Batuque" contract that will substantially improve its financial position, which must have been taken into account by the shareholders at the time of approval of purchase amount. Consequently, the shareholders authorized the Company's Board to negotiate the purchase of both companies' shareholdings in a total amount of US dollars 21,000,000 net of taxes. By the end of 2006 the Company acquired the shares and, to the date of these financial statements, the pertinent payment is pending.

13. CANCELLATION OF DIVIDENDS DUE TO SHAREHOLDERS – CHANGE OF DUE DATES OF PROMISSORY NOTES

The Company's Board approved in the Meeting held on May 30, 2006, the cancellation of dividends in the amount of 39,677,959 due to shareholders through the issuance of the payment instruments that follow, in proportion to the amount owed: (1) Socotherm SpA: 5 promissory notes, according to the following amounts and due dates: (i) US$3,858,600,84 due on June 1, 2007, (ii) US$ 3,651,000,84 due on June 1, 2008, (iii) US$ 3,443,400,84 due June 1, 2009, (iv) US$ 3,235,800,84 due on June 1, 2010, and (v) US$ 435,727,44 due on June 1, 2011; and (2) Socotherm Services Ltd,: 5 promissory notes, according to the following amounts and due dates: (i) US$ 133,734,16 due on June 1, 2007, (ii) US$ 126,814,16 due on June 1, 2008, (iii) US$ 119,894,16 due on June 1, 2009, (iv) US$ 112,974,16 due on June 1, 2010, and (v) US$ 93,541,97 due on June 1, 2011.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

These notes will accrue 6.92% annual interest, which is included in the above-mentioned amounts.

The Company's Board decided in the meeting held on October 13, 2006, to change the due dates of the promissory notes, taking into account the recommendations of the organizing banks as regards the authorization for the public offer of shares, agreed that the first due date will be January 2, 2009 and the next four due dates will be every six months the last one to be due on January 2, 2011.

Consequently, it was proposed to cancel the promissory notes given to Socotherm SpA and Socotherm Services Ltd, as decided in the Board meeting held on May 30, 2006, and issue in favor of the shareholders the promissory notes that follow, with a clause not to the order, denominated in US dollars, such notes having added to their amount an interest calculated at an annual rate of 6,92625% (that is, LIBOR as of 05.30.06 [5,42625%] + 1.5%) on the balances and up to the respective due dates, as follows: (1) Socotherm SpA: 5 promissory notes, with the following amounts and due dates: (i) US$ 4,739,755,29 due on January 2, 2009, (ii) US$ 2,827,165,57 due on July 1, 2009, (iii) US$ 2,745,047,39 due on January 2, 2010, (iv) US$ 2,654,335,44 due on July 1, 2010, and (v) US$ 2,569,352,68 due on January 2, 2011; and (2) Socotherm Services Ltd,: 5 promissory notes, with the following amounts and due dates: (i) US$ 186,223,49 due on January 2, 2009, (ii) US$ 111,078,44 due on July 1, 2009, (iii) US$ 107,852,04 due on January 2, 2010, (iv) US$ 104,288,00 due on July 1, 2010, and (v) US$ 100,949,05 due on January 2, 2011.

14. CREATION OF THE PROGRAM OF OPTIONS OF SOCOTHERM AMERICAS S,A, SHARES FOR DIRECTORS AND EMPLOYEES OF THE SOCOTHERM GROUP

The Extraordinary Meeting of Shareholders held on September 25, 2006 approved a program of incentives by granting options for subscription of shares to certain members of the Board and to employees of the companies directly or indirectly owned by Socotherm SpA (parent company). Under such program, 3,000,000 New Shares were earmarked to the functioning of the program, of which 2,700,000 New Shares will be used to exercise the options awarded to the beneficiaries of the program of incentives called "Program of Options of Socotherm Américas S.A. shares for Directors and employees of the Socotherm Group" (the "Program"). The remaining 300,000 New Shares will be at the disposal of the Board together with the capacity to issue the shares.

The shareholders propose (i) the options for subscription of the New Shares awarded to the beneficiaries under the Program shall be given for no consideration; (ii) the New Shares to be issued under the Program, as a consequence of exercising the options by the beneficiaries, should be subscribed at the price of subscription paid by investors in the New Shares (7.3 per share) and, (iii) that, in compliance with company regulations effective in the Argentine Republic, the life of the Program is established in two years commencing on April 28, 2006 date in which the Meeting of Shareholders was held.

15. TRANSLATION OF THE FINANCIAL STATEMENTS INTO ENGLISH

The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina, which vary in certain significant respects from accounting principles generally accepted in the United States of America. The financial statements have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS
SERVING THE ENERGY TRANSPORTATION INDUSTRY

SCHEDULE A

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

PROPERTY, PLANT AND EQUIPMENT

	03-31-07									12-31-06
	Original values				Depreciation					
						of period				
	Balance at beginning of year	Increases	Disposals and Transfers	Balance at end of period	Accumulated at beginning of year	Rate %	Amount	Accumulated at end of period	Resulting net	Resulting net
Buildings	10,430,534	190,458	27,752	10,648,744	2,876,432	(2)	30,177	2,906,609	7,742,135	7,554,102
Installations	7,758,965	-	-	7,758,965	2,855,129	(2)	46,337	2,901,466	4,857,499	4,903,836
Vehicles	921,243	-	-	921,243	881,856	(2)	27,484	909,340	11,903	39,387
Furniture / fixtures (1)	4,101,790	77,477	-	4,179,267	3,751,489	(2)	158,798	3,910,287	268,980	350,301
Machinery / tools	54,606,440	297,706	352,378	55,256,524	46,121,908	(2)	524,369	46,646,277	8,610,247	8,484,532
Works in process	625,469	2,408,561	(380,130)	2,653,900			-	-	2,653,900	625,469
TOTAL 03-31-07	78,444,441	2,974,202	-	81,418,643	56,486,814		787,165	57,273,979	24,144,664	
TOTAL 12-31-06	73,062,524	5,395,634	(13,717)	78,444,441	50,104,824		6,381,990	56,486,814		21,957,627

(1) Includes computing equipment
(2) Rates calculated on the basis of the estimated useful life of each item

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE B

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

INTANGIBLE ASSETS

	03-31-07								12-31-06
	Original values			Amortization				Resulting net	Resulting net
	Balance at beginning of year	Increases	Balance at end of year	Accumulated at beginning of year	of period %	of period Amount	Accumulated at end of period		
Patents and trademarks	209,799	-	209,799	209,799		-	209,799	-	-
Goodwill (note 1)	29,451,693	-	29,451,693	-		-	-	29,451,693	29,451,693
Pre-operating expenses	25,317,965	1,361,786	26,679,751	14,599,403	25	1,440,968	16,040,371	10,639,380	10,718,562
TOTAL 03-31-07	54,979,457	1,361,786	56,341,243	14,809,202		1,440,968	16,250,170	40,091,073	
TOTAL 12-31-06	19,114,517	35,864,940	54,979,457	9,586,065		5,223,137	14,809,202		40,170,255

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE C
(Page 1 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

INVESTMENTS

Type of investment	03-31-07 Class	Nominal value	Number	Book value	12-31-06 Book value
NON-CURRENT INVESTMENT					
Soco-Ven S.A.	Common	1	1,864,303	11,781,797	11,269,864
Socobras Participações Ltda.	Units of ownership	1	2,945,505	32,687,225	29,222,969
Socotherm Argentina S.A.	Common	1	45,000	33,827	33,826
Socotherm West Africa Ltd.	Common	1	30,824,400	37,549,651	36,423,604
Socotherm Angola Ltd.	Units of ownership	1	325,772	3,480,908	150,554
Xante S.A.				6,755,997	6,047,635
Total				92,289,405	83,148,452

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE C
(Page 2 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

INVESTMENTS

Type of investment	Information on the issuer					
	Main activity	As per last financial statement				
		Date	Nominal capital	Profit (loss) for the year	Shareholders' equity	Percentage held in the capital stock
Soco-Ven S.A.	Industrial	03/31/07	2,330,379	262,967	16,023,912	80
Socobras Participações Ltda.	Industrial	03/31/07	13,201,739	2,803,629	32,690,498	99.9
Socotherm Argentina S.A.	Industrial	03/31/07	50,000	(473)	37,586	90
Socotherm West Africa Ltd.	Industrial	03/31/07	60,440,000	1,454,943	73,626,762	51
Socotherm Angola Ltd.	Industrial	03/31/07	664,840	6,759,715	7,103,893	49
Xante S.A.	Industrial	09/30/06	1,449,980	(2,536,298)	44,715,853	23

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE E

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

ALLOWANCES AND RESERVES

Items	....03-31-07....				12-31-06
	Balance at beginning of year	Increases	Decreases	Balance at end of year	Balance at end of year
Deducted from assets					
Allowance for obsolescence of inventories	77,943	4,292 (1)		82,235	77,943
Reserve for doubtful accounts	741,140			741,140	741,140
TOTAL 03-31-07	**819,083**	**4,292**		**823,375**	
TOTAL 12-31-06	**857,042**	**75,792**	**(113,751)**		**819,083**
Included in liabilities					
Reserve for lawsuits and contingencies	470,752			470,752	470,752
TOTAL 03-31-07	**470,752**			**470,752**	
TOTAL 12-31-06	**458,174**	**12,578**			**470,752**

(1) Charged to manufacturing expenses of schedule H.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE F

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form - in pesos)

COST OF SALES

	...03-31-07...	...03-31-06...
Inventories at beginning of year	35,097,580	23,461,226
Purchases	19,087,479	13,414,487
Manufacturing expenses (schedule H)	13,142,054	12,382,222
Holding results		171,775
Inventories at end of period	(37,490,146)	(24,948,274)
COST OF SALES	**29,836,967**	**24,481,436**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE G
(Page 1 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form)

ASSETS DENOMINATED IN FOREIGN CURRENCY

	03-31-07				12-31-06		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	USD	37,171	3.060	113,743	USD	16,025	48,429
	€	20,003	4.091	81,833			
	Reales	10,793	1.433	15,467			
Banks	USD	102,691	3.060	314,235	USD	1,172,275	3,542,617
					€	270,353	1,077,627
Current investments							
Units of ownership in mutual funds	USD	749,587	3.060	2,293,735	USD	1,256,414	3,796,884
Trade accounts receivable							
Common and supported with documents	USD	10,439,742	3.060	31,945,609	USD	6,613,510	19,986,028
Parent, subsidiary and related companies	USD	8,160,537	3.060	24,971,242	USD	7,174,820	21,682,305
Other receivables							
Parent, subsidiary and related companies	USD	2,367,815	3.060	7,245,515	USD	2,391,874	7,228,243
	€	36,572	4.091	149,615	€	37,535	149,614
Inventories							
Advances to suppliers	USD	1,909,767	3.060	5,843,886	USD	1,567,868	4,738,097
	€	475,656	4.091	1,945,909	€	62,870	250,600
	C. Da	181,212	0.548	99,304	C. Da	133,949	71,555
	Sw. F	51.461	2.522	129,784	Sw. F.	52,215	129,296
Total Current Assets and Assets				75,149,877			62,701,295

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE G
(Page 2 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
(presented in comparative form)

LIABILITIES DENOMINATED IN FOREIGN CURRENCY

	03-31-07				12-31-06		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
LIABILITIES							
CURRENT LIABILITIES							
Trade accounts payable							
Suppliers	USD	2,086,207	3.100	6,467,242	USD	3,153,848	9,657,083
	€	150,919	4.145	625,559			
	Libras	7,140	6.108	43,609			
Parent, subsidiary and related companies	USD	8,888	3.100	27,553	USD	614,400	1,881,293
					€	16,296	65,821
Other liabilities							
Parent, subsidiary and related companies	USD	19,122,920	3.100	59,281,053	USD	21,658,780	66,319,186
	€	548,125	4.145	2,271,977	€	474,851	1,917,973
Royalties payable	USD	252,444	3.100	782,577	USD	231,440	708,671
Total Current Liabilities				69,499,570			80,550,027
CURRENT LIABILITIES							
Other liabilities							
Parent, subsidiary and related companies	USD	14,427,607	3.100	44,725,582	USD	15,204,321	46,555,632
Total Non-Current Liabilities				44,725,582			46,555,632
Total Liabilities				114,225,152			127,105,659

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE H

SOCOTHERM AMERICAS S.A.
DETAIL OF EXPENSES FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
(INFORMATION REQUIRED BY SECTION 64 SUB-SECTION b) OF LAW No. 19550
(presented in comparison - in pesos)

Items	03-31-07 Manufacturing expenses	Selling expenses	Administrative expenses	Total
Payroll and social security charges	5,045,574	336,372	1,345,486	6,727,432
Personnel contracted	50,820		513	51,333
Spare-parts and repairs	1,301,785	13,703	54,812	1,370,300
Supplies	2,742,191	7,507	30,582	2,780,280
Rents, Taxes and Services	270,669	16,108	103,237	390,014
Fees and compensation for services	71,760	14,889	680,842	767,491
Depreciation of property, plant and equipment	787,165			787,165
Amortization of intangible assets	1,440,968			1,440,968
Travel expenses	65,197	110,020	232,266	407,483
Royalties subsidiary companies	293,770			293,770
Royalties non-subsidiary companies	-			-
Freight	62,998	332	2,983	66,313
Advertising and subscriptions	48,128	52,313	39,060	139,501
Insurance and patents	81,000	5,400	93,600	180,000
Stamp tax	126	130	95	351
Fines and surcharges	7,272		5,053	12,325
Industrial safety and other services	368,306	2,141	57,816	428,263
Stationery and postage	31,862	10,862	29,689	72,413
Technical assistance	54,304	1,324	10,597	66,225
Obsolescence of inventories	4,292			4,292
Miscellaneous	413,867			413,867
TOTAL 03-31-07	**13,142,054**	**571,101**	**2,686,631**	**16,399,786**
TOTAL 03-31-06	**12,382,222**	**387,858**	**1,981,375**	**14,751,455**

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

INFORMATIVE SUMMARY OF THE FINANCIAL STATEMENTS ENDED MARCH 31, 2007

Brief comment on Socotherm Americas S.A. activities including significant events subsequent to period-end:

The level of activity for the three-month resulted as expected. Socotherm Americas is currently working with a high level of occupancy in all its plants worldwide. Eight large projects are being executed for Gas and Oil to supply two of the three largest production areas in the world (Western Africa and Latin America). We would mention as a significant issue that the Angola operation started production by mid March 2007.

Significant Events 1er three-month period

In the Escobar plant of Argentina, during February 2007, it was successfully concluded the coating of approximately 38 km of pipes internally coated with a high performance anti-corrosive Tuboscope® system for offshore applications. This coating was applied on pipes fabricated by Tenaris being its final destination the offshore production wells of the "Agbami" project that the American oil company Chevron Texaco is currently building in Nigeria. Other contract which is worth mentioning is the one awarded together with Tenaris by the Consorcio Petrolero Enap Sipetrol Argentina S.A. - YPF S.A., which refers to the supplying of around 24 km of piping to be installed in the Strait of Magallanes. The purpose of this project is to repair and/or replace an interconnection oil pipeline in the waters of the Strait of Magallanes in an amount of 5 million US dollar, approximately. The coating will be applied on pipes manufactured by Tenaris (Siderca) and consists in applying a thermal isolating system together with an especial coating of strengthen concrete on 24 km of 8" diameter steel piping.

In March 2007, two important contracts were awarded. The first one, originated in the Angolan subsidiary, refers to a contract of 16 million US dollars, approximately, for the Malongo Terminal Oil Export (MTOE) project that belongs to Chevron Texaco, to be carried out in the Angolan Sea waters. This contract was entered into with the British firm Corus, one of the biggest European manufacturers of steel pipes and includes the application of strengthened concrete coating on 29 km of 42" diameter steel pipes to be installed in the Republic of Angola. The second award, originated in Argentina, is an important contract for the North Sea and is included in the development project of the offshore Ptarmigan & Shelley fields, operated by the Canadian firm Oilexco North Sea Limited in British waters, amounting to 5.5 million US dollars, approximately, and consists in applying a thermal isolating system on 42 km of steel pipes.

In April 2007, the Company was awarded two significant contracts in two of the South American subsidiaries. One in Venezuela, where the contract subscribed is for applying coating on 460 km of steel pipes that will become part of the new distribution network of Gas Natural Vehicular Venezolana (GNV), consisting of around 500 new GNV stations. The other awarding is executed in Brazil, through our SOCOTHERM Brasil subsidiary, where 25 million US dollars were subscribed in new contracts for applying coating on 400 km of large diameter steel pipes for the new gas pipeline of the so-called PLANGAS, which the government of Brazil launched recently to be put into production by Petrobras.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Summary of the Results Structure
(Consolidated statements of operations for the three-month periods ended March 31, 2007 and 2006).

Results Structure ($)		
	03.31.07	03.31.06
Net sales	140,736,354	78,956,708
Cost of sales	(101,643,400)	(64,335,045)
Gross income (1)	39,092,954	14,621,663
Marketing expenses	(1,947,679)	(2,036,685)
Administration expenses (1)	(9,545,065)	(3,408,877)
Other income and expenses	7,943,396	432,936
E.B.I.T.D.A.	35,543,606	9,609,037
Amortization and depreciation (1)	(6,533,391)	(2,195,393)
E.B.I.T.	29,010,215	7,413,644
Financial and holding results	(3,953,779)	(1,614,900)
Extraordinary income	-	-
E.B.T.	25,056,436	5,798,744
Income tax	(4,398,561)	(3,608,651)
Participation of third parties	(8,250,987)	(2,139,663)
Net income	**12,406,888**	**50,430**

(1) Amortization of intangibles and depreciation of property, plant and equipment are discriminated in this summary of results.

Sales for the first three-month period of 2007 were $ 140.7 exceeding those of the previous´ year same period in $ 6.8 million, representing 78% increase. Principal reasons for these variations were higher sales, mostly due to the initiation of significant gas infrastructure projects both in Argentina and Brazil, such as the expansions of TGN and TGS (Loops) transportation systems and the expansion of the Southeast-Northeast net (GASENE). It is also to be mentioned that as from December 1, 2006 the Nigeria and Angola businesses were incorporated with a sales impact of $ 31.9 million for the current quarter, which represents 51.5% of the above-mentioned increase.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.


Net Sales
($/000)
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
78.957
140.736
1er trim. 2006
1er trim. 2007


Sales per country
Argentin
24.00
Nigeri
19.00
Venezuel
Brazi
46.00


Sales per
Onshor
39.56
Offshor
60.44

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.


Sales per Client
Tenaris
30.13
Rest
69.87

With respect to costs, there was an important improvement in relation to the previous year equal period due to the termination of several operating problems in Brazil, which were already mentioned and explained.

Production costs were $ 107.6 million as of March 31, 2007 compared with $ 66.5 million as of March 31, 2006 representing $ 41.1 million increase. This variation basically owes to the evolution of the activity as a whole and to the newly incorporated Angola and Nigeria operations, which add $ 23.3 million to total costs. Consequently, the gross margin between the first quarter of 2006 and the first quarter of 2007 improved 92.2%, without taking into account the margin added by the West Africa operations that contribute a gross margin of $ 8.5 million on a total of $ 32.3 million to the Company total.

Selling expenses as of March 31, 2007 remained constant in comparison with those as of December 31, 2006.

Administrative expenses were $ 10 million as of March 31, 2007 and $ 3.5 million as of March 31, 2006. We would mention that the inclusion of the West Africa businesses added a total of $ 3.1 million, which generated an increase in both quarters of $ 3.6 million. This is the result of an increase of administrative services in the Brazil operation and higher control needs in the West Africa operations.

The operating results for the first quarter of 2007 were $ 29 million, that is, four times the results of last year's equal period. Also, the inclusion of the West Africa and Angola operations contributed with a gross income of $ 13.6 million during the reported period.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.


EBITDA
30,0
25,0
20,0
15,0
10,0
5,0
0,0
25.3
12.2
1er Trim.
1er Trim.

Financial results increased $ 2.4 million going from $ 1.6 million as of March 31, 2006 to $ 4 million as of March 31, 2007. This increase originated in the accrual of interest for the non-current debt supported by notes with Socotherm SpA.

It should also be mentioned that as of March 31, 2007 income was $ 12.4 million, which is almost a break-even for the same period of the previous year.


Net
($/000)
12.40
12.00
10.00
8.00
6.00
4.00
2.00
0
50
1er Trim.
1er Trim.

As an additional issue, we would mention that the West Africa operations contributed an income for sales of $ 27 million and EBITDA of $ 6 million, approximately. The newly incorporated Angola operations contributed $ 3.5 million of income for sales and EBITDA of $ 1.5 million.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Income tax increased $ 1.4 million, from $ 4.9 million as of March 31, 2007 and $ 3.6 million as of March 31, 2006.

Summary of the Equity Structure
(General Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006)

Equity Structure ($)		
	03.31.07	12.31.06
Current Assets	492,804,131	468,114,942
Non-Current Assets	301,238,345	293,823,054
Total	794,042,476	761,937,996
Current Liabilities	402,039,726	386,232,712
Non-Current Liabilities	111,319,148	116,000,817
Subtotal	513,358,874	502,233,529
Participation of Third Parties in Subsidiaries	75,892,504	67,443,949
Shareholders' Equity	204,791,098	192,260,518
Total	794,042,476	761,937,996

Reasons for the most significant equity variations:

Variation in Current Assets between December 2006 and March 2007 was **$ 24,689,189**.

Below are explanations on certain lines of current assets:

Temporary Investments decreased $ (17,147,504), reasons being as follows:

- Payment to Socotherm SpA. of $ 6,732,000 approximately for cancellation of trade debts.
- Payment to Socotherm SpA. of $ 6,120,000 approximately for cancellation of the first installment of the total payable for the acquisition of the Nigeria and Angola participations.
- Payment to Socotherm Latinoamerica of $ 2,601,000 approximately for canceling an ageing debt.
- Payment to Socotherm Brasil of $ 1,600,000 approximately for cancellation of trade debts.
- Miscellaneous payments for $ 94,504.

Cancellations with affiliated and/or subsidiaries were to comply with exchange regulations that require trade payable due abroad to be cancelled. This occurs to release funds and pay the installments engaged for the acquisition of the West Africa operations.

Another line to be explained is Trade Receivables that increased **$ 23,123,925:**

This increase arises from the initiation of gas market works in Argentina for approximately $ 5,000,000. On the other hand, the Brazil operation decreased approximately ($ 8,200,000), which although maintaining its activity, recorded a decrease in receivables in line with the decrease in advances from clients. Also, the Angola operation increased in approximately $ 30,000,000 for invoicing to clients the advances in raw materials for starting the operation by mid-March. Finally, the Socotherm Nigeria/Socotherm West Africa decrease in this line was of $ (5.700.000) approximately.

The increase in Other Receivables was **$ 16,824,258**:

To explain the main differences, $ 10,794,250 represent pre-paid expenses in the Nigeria and Angola operations, mostly due to advances in payments for rental of land and equipment. We would also mention $ 2,754,000 for a claim to the Nigeria insurance. Finally, advances to suppliers and customs agents that increased $ 3,306,848.

Variation in Non-Current Assets was **$ 7.415.291.**

This rise results from the increases for purchase of fixed assets less depreciation of the period. We would mention that the higher increase occurred in the Angola plant due to the termination of the initial investments for commencement of the operations.


Assets
($/000)
800000,00
0,00
293,82
301,23
468,11
492,80
Corrient
No

Variation in Current Liabilities was **$ 15,807,014.**

Trade Payables increased **$ 12,421,851** mostly due to higher purchases for commencing the Angola operation activities.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Loans recorded a positive variation of **$ 11,756,489** principally due to having reclassified from Non-Current to Current $ 9,700,000, approximately, in Socotherm West Africa. We would also mention an increase in Common Liabilities in Argentina for approximately $ 5,800,000, an increase in Venezuela for approximately $ 2,300,000, an important cancellation in the Brazil debt for $ (8,900,000) and a new debt in Angola financed by the partner Orlean Invest Angola of $ 2,900,000 approximately. Also, the Venezuela debt increased $ 2,300,000 approximately.

Advances from Clients increased **$ 17,137,259**:

The above results from a decrease of $ (14,700,000) approximately, in Brazil. Also, there was a decrease in West Africa for $ (15,500,000) approximately, and a significant increase in Angola for invoicing to new clients the purchase of raw materials to initiate the operation for $ 47,300,000 approximately.

The reason of the $ **(27,936,189)** variation in Other Current Liabilities is as follows:

The decrease of the operation in Argentina for approximately $ (3,400,000) is due to having paid the first installment to Socotherm Spa. for the purchase of the Nigeria and Angola business and the debt for dividends payable during fiscal year 2006, $ (950,000), voted in Venezuela as dividend payable against Atlántida Internacional. In Brazil $ (3,800,000) for dividends to the partner Confab S.A. and $ (2,900,000) as a provision for invoices to be received from suppliers. There was an important decrease in Angola for having reclassified a trade payable of approximately $ (16,500,000).

Variation in Non-Current Liabilities is $ **(4,681,669).**

The Non-Current Financial Liabilities line has a variation of $ **(8,568,873).**

Such variation is the result of having reclassified to current the financial liability of Socotherm West Africa.

Non-Current loans increased de **$ 5,493,555**.

In Argentina the increase is for current and deferred tax in approximately $ 3,700,000 and in Brazil as a result of the liability deferred tax in approximately $ 2,700,000.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.


Evolution of Shareholders´
($/000)
300.00
250.00
200.00
150 00
100 00
50.00
0
192,26
204,79

Ratios:

1. Current Assets/Current Liabilities
2. Net Shareholders´ Equity/Total Liabilities
3. Non-Current Assets/Total Assets
4. Profits and losses for the Period/Average Shareholders´ Equity

	03.31.07	**12.31.06**
Liquidity (1)	1.23	1.21
Solvency (2)	0.40	0.38
Capital immobilization (3)	0.38	0.39
	31.03.07	**31.03.06**
Profitability (4)	0.06	0.00

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

PROSPECTS

The prices of power commodities such as oil and natural gas, although having shown certain fluctuations, maintained values that pushed projects in traditional producing areas, which continue adding new technologies to optimize the operations mostly in regions where the "Hi - End" technologies are absolutely indispensable. This is principally needed in the development and production of offshore oil fields.

The situations referred to above are highly favorable for the coating industry as the tubular products used require highly efficient and reliable protections with significant technological contents.

Both drilling and piping production activities have maintained high demand levels, and investments in power projects continue an upward trend in almost all production areas world-wide.

Our expectations in respect of the current international scenario are focused on the favorable prospects of the market in which we traditionally operate, such as Argentina, Brazil and Venezuela. It should also be added the new markets made available to the Company through the primary issue of shares in October 2006, by means of the new coating operations carried out in Angola, Nigeria and the USA.

The market of coating for seamless pipes, both local and external, shows high degrees of activity as a result of current outstanding investment levels as well as those estimated for the short and medium term.

The demand for coatings of higher technological sophistication added to our larger installed capacity, investments oriented towards the technical development of production lines during the last years, and the construction of new coating plants situated in places with high consumption potential are, undoubtedly, a favorable scenario for improving our current level of activities.

In Nigeria we initiated the pipe coating operations for the AKPO project (Total), being its completion estimated for December 2007. Other contracts are also undergoing the negotiation process and it is awaited that they will be executed during the current year.



Nigeria: coating operation for the AKPO piping project.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

The new Angola plant commenced operations in March with a US$ 17 million thermal isolation contract for the Saxi-Batuque deep waters project operated by Exxon-Mobil. Other contracts have been already entered into and will be executed during the current year. These operations are the US$ 17 million Tombua Landana project and the US$ 16 million Malongo Terminal Oil Export project, both operated by the oil company Chevron.


Angola: new plant.

Construction works for the new coating plant have started in the USA. The operation has been in charged to SOCOTHERM LABARGE, a newly incorporated company in the USA. The new installations will be fully functioning by mid 2007 with the execution of the US$ 8 million Thunder Hawk project operated by the oil company Murphy Oil Co.

Important investments in the deep waters segment are awaited, this sector being highly demandable of thermal isolation systems for pipes.

In South America, gas and oil transportation infrastructure projects are in execution and under production in our Argentina, Brazil and Venezuela plants, to be executed along 2007 in the Valentin Alsina (Argentina), Pindamonhangaba (Brazil) and Anaco (Venezuela) plants.

Finally, in the local market all our installations are operating at full capacity as a result of the sustained level of demand for our products in the Argentine oil market. The increase of coated piping exports to various markets is to be added.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2007 REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS
(in pesos)

1. There have been no changes in the specific legal regimes that would imply any contingent weakness or revival of benefits according to such dispositions that have not been explained in the financial statements of Socotherm Americas S.A..

2. No circumstances occurred during the period that significantly affect the comparison with those presented in previous periods or that could affect such comparison with the financial statements that will be presented in future years:

3. Classification of receivables and payables according to dates:

   Classification of receivables and payables according to dates are detailed in note 3 to the individual financial statements.

4 Classification of receivables and payables so as to recognize the financial effects arising from its maintenance:

Receivables:

a) I.	Accounts in local currency	
	Subject to adjustment clause	
	Not subject to adjustment clause	15,061,483
II.	Accounts in foreign currency	
	Subject to adjustment clause	
	Not subject to adjustment clause	64,311,981
	TOTAL	**79,373,464**
b) I.	Balances that accrue interest	
II.	Balances that do not accrue interest	79,373,464
	TOTAL	**79,373,464**

Payables

a) I.	Accounts in local currency	
	Subject to adjustment clause	
	Not subject to adjustment clause	34,829,980

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

II.	Accounts in foreign currency	
	Subject to adjustment clause	44,725,582
	Not subject to adjustment clause	69,499,570
	TOTAL	**149,055,132**

b) I.	Balances that accrue interest	57,263,588
II.	Balances that do not accrue interest	91,791,544
	TOTAL	**149,055,132**

5. Subsidiaries and affiliated companies.

   The participations in the capital and in total votes of subsidiaries and affiliated companies are detailed in the cover and in note 4 to the individual financial statements of Socotherm Americas S.A.

6. There are no trade accounts receivable or loans against Directors, members of the Supervisory Committee or their relatives up to second grade inclusive.

7. Stocks of inventories have been determined on the basis of permanent records of stocks, which have been checked and adjusted with the results of the physical counts made on a rotation basis along the year and with the general inventories at the end of each year.

   There are no significant restricted assets along the time.

8. Current value used for valuation of raw materials or factors of production have been obtained in price lists, purchase orders and requirements to suppliers. The production cost of finished products arises from a cost system that is monthly adjusted as regards raw material and manpower prices.

   Fixed assets have been valued as mentioned in note 1 to the individual financial statements of Socotherm Americas S.A.

9. There are no fixed assets that have been technically re-valued.

10. There are no fixed assets, obsolete spare parts and/or materials or having slow rotation for which an allowance has not been recorded.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

11. Participations in other companies do not exceed the limits established in section 31 of the Corporation Law number 19,550.

12. To determine the recoverable values used as limit of accounting valuation, the following criteria have been applied:

    - Inventories: net realization value
    - Fixed assets: economic use value
    - Intangible assets: economic use value

13. Insurance covering intangible assets:

Assets insured	**Risk**	**Amount in USD**	**Book value (pesos)**
Escobar plant	All operating risks	20,043,000	20,352,260
Alsina plant	All operating risks	12,600,000	191,127
Campana plant	All operating risks	9,561,000	846,382
Merchandise	All operating risks	3,900,000	526,006
Automobiles	Total damages and civil responsibilities	4,867,000	11,903

14. The costs and expenses reported by the legal advisors were taken into account for contingent reserves. The analysis and aging of receivables to the date of the financial statements were taken into account for the reserve for bad debtors.

15. There are no contingent situations to the date of the individual financial statements with other than a remote possibility of occurrence and which equity effects were not accounted for.

16. There are no irrevocable advance payments to account of future subscriptions.

17. There are no unpaid accumulative dividends of preferred shares.

18. See Note 11 to the Individual Financial Statements.

The report of May 11 is submitted in a separate document
DELOITTE & Co. S.R.L.

Deloitte.

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma de
Buenos Aires, Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com/ar

AUDITORS' REPORT

(Limited review)

(Translation into English of the Auditors' report originally issued in Spanish)

To the President and Directors of
Socotherm Americas S.A.

1. **Identification of the financial statements subject to the limited review**

a) We have examined the accompanying balance sheets of Socotherm Americas S.A. (mentioned as "Socotherm Americas S.A." or "the Company") as of March 31, 2007 and the related statements of operations, changes in shareholders' equity and cash flows for the three-month period then ended, including the complementary information contained in notes 1 through 15 (note 1 includes a description of the principal accounting policies used in preparing the attached financial statements) and schedules A,B,C,E,F,G and H.

b) Our review included the consolidated balance sheets of the Company and subsidiaries as of March 31, 2007 and the related statements of operations and consolidated cash flows for the three-month period then ended, including the complementary information contained in notes 1 through 6 and schedules A,B,C,E,F, and H.

The financial statements mentioned in the previous paragraphs and the related complementary information are presented in comparison with the information arising from the respective financial statements and complementary information as of December 31, 2006.

The statements of operations, changes in shareholders' equity and cash flows mentioned in paragraphs a) and b) and the complementary information therein contained are presented in comparison with the information arising in the respective statements and complementary information for the three-month period ended March 31, 2007.

These financial statements are the responsibility of the Company's Board of Directors in accordance with accounting standards effective in Argentina. This responsibility includes: (1) designing, implementing and maintaining an adequate internal control system for the reasonable preparation and presentation of financial statements so that they do not include significant distortions arising from errors, omissions or irregularities; (ii) selecting and applying appropriate accounting policies; and (iii) making all reasonable estimates in the circumstances. Our responsibility is to issue our report thereon based on our examination performed with the scope mentioned in chapter 2 of this report.

2. Scope of the work

a) Except for the issues mentioned in point b) of this chapter, our review was limited to applying the procedures established in audit standards effective in the Argentine Republic, established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the City of Buenos Aires, for the limited review of interim periods financial statements. Such standards establish a scope that is substantially lesser than the application of all the audit procedures necessary to issue a professional opinion on the financial statements taken as a whole. These standards on the limited review consist, basically, in applying analytical procedures on the amounts included in the financial statements, in making global verifications and inquiries to the personnel of the Company responsible for preparing the information included in the financial statements. Consequently, we do not express an opinion on the financial position of the Company as of March 31, 2007, the results of its operations, evolution of the shareholders´ equity and fund flows for the three-month period then ended.

b) The investment in Xante S.A. (related company) as of March 31, 2007 has been valued at cost of acquisition. The financial statements of Xante S.A. as of September 30, 2006 -last ones issued to the date of this report- have been examined by other independent professional who have issued their report without qualifications on November 14, 2006. The investment in the company represents 2% of the Company´s total assets as of March 31, 2007. The fact of not having examined their financial statements implied a limitation in the scope of our audit work on the Company´s financial statements.

3. Report

On the basis of the work performed, as detailed in chapter 2, with the limitation mentioned in point b) of such chapter, which did not include all the procedures necessary to allow us to express and opinion on the reasonableness of the financial statements subject to review, taken as a whole, we are in conditions to inform that:

a) the financial statements of the Company mentioned in chapter 1 take into account all the significant facts and circumstances we have been aware of; and

b) we have no other observation to make on the financial statements referred to above.

With respect to the figures of the year ended December 31, 2006 and to the three-month period ended March 31, 2007, which are presented for comparison purposes as mentioned in chapter 1 of this report and that we verified they arise from the respective financial statements:

a) our audit report on the financial statements for the year ended December 31, 2006 was issued on March 9, 2007 with a favorable opinion and an undetermined qualification with respect to the situation described in chapter 3 of Prior clarifications of such report;

b) our limited review report on the financial statements for the three-month period ended March 31, 2007 was issued on May 31, 2006 with the observations and comments described in chapter 3 of Prior clarifications of such report.

4. Information required by current legal regulations

a) The figures of the financial statements referred to in chapter 1 agree with the accounting records of the Company, which are still to be copied in the legal books.

b) The financial statements are shown in accordance with the provisions of Law No, 19,550 and General Resolution No. 368/01 of the National Securities Commission.

c) We have also reviewed the Informative Summary as of March 31, 2007 required by General Resolution 368/01 of the National Securities Commission and the Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations to such date about which we have no observations to make within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the National Pension Plan System as of March 31, 2007, amount to pesos 603,795, which are not due as of that date.

City of Buenos Aires, May 11, 2007.

DELOITTE & Co. S.R.L.

END